

Strengthening The Fabric Of America

HANCOCK HOLDING COMPANY
ANNUAL REPORT 2001



Every Service We Add And Improvement We Make
Strengthens The Communities We Serve

Over the past year, we've found out what it truly means to be American. Instead of weakening our country's resolve, the tragic events of September 11 have brought us closer—making this country stronger and more determined than ever to work together to keep America strong.

We've seen our nation once again embrace the core values and ideals that have been the very foundation of small towns and communities across this great land. Look around, there's a new respect for fellow citizens, patriotism is running at an all-time high and there's a stronger belief in American ideals.

In fact, you'll find that local communities have always been a source of strength throughout our country's history. Recently, Pascagoula helped to rebuild the USS Cole and over the past decade, as the U.S. economy's need for fossil-fuel resources grew, Louisiana stepped up to meet the demand. In both Mississippi and Louisiana, information and technology sectors are continuing to pave the way for a technologically advanced future. Major colleges and universities are expanding this effort to find new opportunities for economic development in both states. And all branches of military installations, including indirect jobs, salaries and contracts, have had a positive economic impact throughout the Gulf South region.

Yes, communities large and small are an integral part of the big picture. It's that backing, if you will, that binds together families, supports government initiatives and strengthens the economy.

A Common Thread Throughout The Communities We Serve

Hancock Bank is proud to serve these communities of South Mississippi and Louisiana. With over 100 branches, Hancock Bank provides a common financial thread that runs through these dynamic markets—including the second largest city in Mississippi and the Capitol City of Louisiana. Together, we have an unprecedented opportunity for expansion, improvement and diversification in the communities we call home. And we will



continue to play our part in helping to build a stronger economy.

Merger Adds Hattiesburg Market

Over the past year, Hancock Bank has expanded into the Pine Belt region, adding ***nine branches*** to our South Mississippi family through a partnership with Lamar Bank. We've also extended our branches into Central Louisiana, making it even easier for the folks in these communities to access quality financial services.

Improvements To Existing Branch Delivery Systems

The grand opening of Hancock Bank Centre at CitiPlace in Baton Rouge strengthens our commitment to Southeast Louisiana. On the Mississippi Gulf Coast we've also opened two new branches and renovated several existing branches.

Diversification In Banking

Our Hancock Insurance Agency—backed by over 100 years of experience—is just one of the new products now available through Hancock Bank. And with our efforts to diversify with the latest in trust and investments, mortgage, and finance services, Hancock Bank continues to provide one-stop financial services.

Strength, Stability & Service

Hancock Bank has been serving the communities we call home for over 100 years—through both the good and difficult times. More than ever, you can count on us to continue to be here for you. Because each service we add and every improvement we make, supports the communities we serve—strengthening the fabric of America.

Pictures viewed left to right:

1. *Rebuilding the USS Cole, Pascagoula, MS. Photograph provided by Northrop Grumman Ship Systems.*
2. *Louisiana State University Belltower*
3. *Keesler AFB students march in Pass and Review Parade. Photograph provided by Keesler AFB, MS.*
4. *Downtown Hattiesburg on Main Street*
5. *ExxonMobil Baton Rouge Chemical Plant*



To Our Shareholders

American flags are flying. A renewed national spirit abounds that is akin to the patriotism of the World War II era. People who do not understand the unwavering resolve of our Nation have again misjudged the United States of America. Temporarily, even partisan politics were put aside... a refreshing respite. The USA is truly One Nation under God.

The economy is weak. After a record 120 continuous months of economic gain, a normal adjustment is taking place. How deep and how long is the question in everyone's mind. Was the slowdown inevitable? Most certainly! The Management Team at Hancock Bank started preparing for the slowdown in the fourth quarter of 1999. As a result, a reduction of over $5 million in expenses took place in fiscal year 2000. Even as our revenue increased through 2001, we have continued aggressive management of expenses to insure an improvement in overall earnings.

Hancock Bank has been cautious in its lending practices. We believe our first priority is to safeguard our depositor's money... an easy task in good times and a necessary task in turbulent times. We take that privilege and responsibility very seriously. It is the foundation of our franchise and the bedrock of our banking charter. To that end, we believe in a conservative ratio between loans and deposits as well as an ample reserve for loan losses backed by a strong capital position.

Some say Hancock Bank is too conservative, but we have chosen to take the long-term position. For 102 years, Hancock's strategy of maintaining a conservative posture has enabled us to weather the financial strains of economic depression, panic, and war. Veribanc, Inc. and Bauer Financial Reports Inc., rate Hancock Bank among the top 100 strongest and safest United States financial institutions.

Complimenting our financial strength, we are pleased to announce an increase of 10.3% in our 2001 operating profits. Deposits grew by 13.8%, loans increased by 11.3% and the capital of the bank, or stockholders' equity, is now at a new high of $408 million.

We will pay $18 million in income taxes to help operate the federal government in its task of protecting our national security and public safety against terrorism. Interestingly, the entire Credit Union Industry will not contribute one dime in taxes toward this effort.

New facilities in Louisiana and Mississippi are completed and in operation. We are particularly proud of the new Louisiana headquarters which opened in August at CitiPlace in Baton Rouge. We also opened new locations in Covington in September and Opelousas in October. For the convenience of customers located in Handsboro and Mississippi City, our Cowan Road branch in Gulfport is now open.

Our largest merger took place this year as we joined hands with the century old Lamar Bank, adding Lamar, Forrest, and Jefferson Davis counties to the Hancock Bank service area. The Greater Hattiesburg Area has been named as "one of America's hottest cities for business relocation and expansion" by Expansion Management Magazine and is a natural geographic and cultural expansion for Hancock Bank. The Lamar merger brings our total to 103 banking locations and 146 ATMs dedicated to serving our customers.

In October, we delivered the first Hancock Bank monthly statement using check image technology. This service is scheduled for availability in all markets early in the second quarter of 2002. Customers will have access to images of their checks using the Internet in the fourth quarter of 2002.

The Hancock Horizon Funds, the proprietary mutual fund program of your Bank, has grown to manage $342 million. The Horizon Funds Portfolio includes the Value Fund, Growth Fund, Strategic Income Bond Fund, Treasury Securities Money Market Funds and the Burkenroad Fund. The Horizon Funds offer our clients the ability to diversify their investments while maintaining a personal touch with the individual investment professionals who make the financial decisions and manage day-to-day trading.

The Trust Department now has $3.6 billion in assets under management. Our trust professionals are conveniently located in Gulfport, Jackson, Baton Rouge, and New Orleans.

Hancock Bank's Leasing Department provides our customers with local options on equipment leases of all types.

Hancock Insurance Agency, which began in 1902, has embarked upon a period of exciting expansion. Commercial, life, automobile, property & casualty, and a full line of business insurance products are available for the convenience of our banking customers.

Harrison Finance Company has expanded to 21 locations in Florida, Alabama, Louisiana, and Mississippi.

Hancock Mortgage Corporation offers VA, FHA, and conventional residential loans with localized service.

In 2001, Hancock Investment Services enjoyed $65 million in advised sales of stocks, bonds, annuities, and mutual funds.

Michael Garrett, President and CEO of Mississippi Power Company, was named as a director in July. The Lamar merger brought O.B. Black, Bill Jordan, James Rodney Pylant, Jane Roberts, and Monty Roseberry to the board as well as Robert Roseberry, Lamar Bank's CEO. Robert Roseberry is a third generation CEO after his father, Charles A. Roseberry, Jr., and grandfather, Charles "Woody" Wilson.

During the year, we mourned the death of Robert Magee, former Chairman of the Washington Parish Board. Dr. Auwilda Polk, resigned after being named Superintendent of Education in Indianola, Mississippi, and Bill Powers retired from the board after 28 years of service. We shall miss their leadership and counsel.

As we enter 2002, we remain focused on staying the course of our strategic plan toward growth, expansion, and continued improvement in earnings. We thank each of our shareholders for their confidence and we continue to pledge our basic tenants of strength, stability and integrity.

Joseph F. Boardman, Jr.
Chairman of the Board

George A. Schloegel
Vice Chairman & CEO

Leo W. Seal, Jr.
President

Board members provide insight into community needs and new business opportunities.





















Hancock Holding Company Corporate & Affiliate Bank Officers

J.F. Boardman, Jr.
Chairman

George A. Schloegel
Vice Chairman & CEO

Leo W. Seal, Jr.
President

Charles A. Webb, Jr.
E.V.P. & Secretary

James R. Ginn
E.V.P. & C.C.O.

John M. Hairston
E.V.P. & C.O.O.

Carl J. Chaney
E.V.P. & C.F.O.

A. Hartie Spence
Pres. Hancock Bank of Louisiana

Robert E. Easterly
E.V.P. Hancock Bank of Louisiana

Richard T. Hill
Sr. V.P. & Retail Manager

Clifton J. Saik
Sr. V.P. & Sr. Trust Officer

Robert G. Chatham
V.P. & Auditor

Hancock Bank Mississippi Board & Advisory Directors

Alton G. Bankston
Frank E. Bertucci**
J.F. Boardman, Jr.**
Robert E. Easterly
James B. Estabrook, Jr.**
Douglass L. Fontaine
Michael D. Garrett
Rod L. Hartung
James H. Horne**
Charles H. Johnson**
L. A. Koenenn, Jr*
Victor Mavar*
T.W. Milner, Jr.*
H.C. Moody, Jr., D.V.M.*
Robert J. Occhi
Gordon L. Redd, Jr.
Robert M. Riemann
Robert W. Roseberry**
George A. Schloegel**
Leo W. Seal, Jr.**
Christine L. Smilek**
Philip Terrell, Ph.D.
Charles A. Webb, Jr.

Jackson County

Raymond L. Brown
Thad R. Brumfield, Jr.
M. Duane Cronier
James B. Estabrook, Jr.
Douglass L. Fontaine
Rod L. Hartung
James H. Horne
T. Moreno Jones
W.P. Keene
Harry D. Lane
Leon J. Quave

Northern Division

O.B. Black, Jr.
W.H. Jordon
James Rodney Pylant
Jane P. Roberts
Monty C. Roseberry
Robert W. Roseberry

Pearl River County

D.R. Davis
L. Hudson Holliday
H. C. Moody, Jr., D.V.M.
Douglas Mooney
Oren C. Smith
B.J. Stegall
David F. Travis

Hancock Bank of Louisiana Board & Advisory Directors

Ronald R. Anderson
Don P. Descant
Bruce R. Easterly
A.T. Furr, Jr.
Rufus D. Hayes
Richard M. Hill, M.D.
J.B. Olinde
John H. Pace
George A. Schloegel
Leo W. Seal, Jr.
Mansel S. Slaughter, Sr.
A. Hartie Spence
Jose R. Tarajano, Sr.
Charles A. Webb, Jr.

Central Louisiana

Don P. Descant
Phil Lemoine
Michael J. Rhodes
Jim Shipp
Drouet Vidrine
Norbert Vidrine
Sarah Webb

Livingston Parish

Bruce R. Easterly
Robert E. Easterly
G.C. Mercier
Ruben Spillman, Sr
Thomas L. Sullivan, Sr.
Huey Taylor
Oscar P. Waldrep, Jr., D.D.S.
W.E. Wild, Jr.

Rapides/Avoyelles Parish

Kathy Littlepage Cook
Don P. Descant
Gerald L. Foret, Jr., M.D.
Frank Grimes, Jr.
William R. McGraw
Ken Moran
C. Mel Queen
James D. Redman

Tangipahoa Parish

Charlotte Bennett
Joseph J. Biundo, M.D.
Ronald A. Curet
Joseph A. Lamonte III
Richard Mannino
Joseph Rinaudo, Jr.
Reggie Russell
Larry L. Tycer

Washington Parish

Joseph E. Ball
W.C. "Cook" Byrd
G.L. Foret, M.D.
John B. Green
Howard W. Rosenblum
Don N. Spiers
Elton Thomas
Walter E. Tisdale, D.D.S.

West Feliciana Parish

Kevin Dreher
Jerry R. Haskin, M.D.
Karen K. Haskin
Michael L. Hughes
Oscar Robertson, Jr.
Jimmy H. Whittington

*Hancock Holding Company Director, Emeritus
**Hancock Holding Company Director







HANCOCK HOLDING COMPANY AND SUBSIDIARIES
FINANCIAL HIGHLIGHTS

(amounts in thousands)	At and For the Years Ended December 31,				
	2001	2000	1999	1998	1997
Period-End Balance Sheet Data:					
Securities	$1,372,794	$994,095	$1,148,722	$1,244,369	$1,079,995
Short-term investments	100,433	62,877	31,000	96	37,568
Loans, net of unearned income	1,890,039	1,699,841	1,541,521	1,305,555	1,220,629
Allowance for loan losses	34,417	28,604	25,713	21,800	21,000
Total assets	3,679,845	3,013,430	2,991,874	2,814,695	2,537,957
Total deposits	3,039,734	2,503,788	2,397,653	2,374,591	2,062,648
Long-term bonds and notes	51,606	2,177	2,714	-	1,279
Total preferred stockholders' equity	37,069	-	-	-	-
Total common stockholders' equity	367,548	341,390	310,427	286,807	288,573
Average Balance Sheet Data:					
Securities	$1,220,074	$1,090,558	$1,251,971	$1,184,698	$984,203
Short-term investments	119,832	46,672	28,845	57,371	51,252
Loans, net of unearned income	1,792,559	1,611,046	1,455,086	1,243,617	1,201,381
Allowance for loan losses	32,487	26,591	23,939	21,040	20,410
Total assets	3,416,044	2,993,972	3,006,195	2,696,107	2,442,953
Total deposits	2,820,351	2,477,916	2,505,531	2,233,837	2,034,030
Long-term bonds and notes	31,569	2,426	2,795	586	1,369
Total preferred stockholders' equity	16,733	-	-	-	-
Total common stockholders' equity	359,097	325,508	308,854	289,878	271,303
Performance Ratios:					
Return on average assets	1.15%	1.23%	1.05%	1.15%	1.25%
Return on average assets excluding cumulative effect of accounting change	1.15%	1.23%	1.05%	1.11%	1.25%
Return on average assets excluding gain on sale of credit cards, securities transactions and merger-related costs	1.16%	1.15%	1.05%	1.15%	1.25%
Return on average common equity	10.93%	11.31%	10.27%	10.68%	11.29%
Return on average common equity excluding cumulative effect of accounting change	10.93%	11.31%	10.27%	10.28%	11.29%
Return on average common equity excluding gain on sale of credit cards, securities transactions and merger-related costs	10.56%	10.56%	10.25%	10.68%	11.29%
Net interest margin (TE)	4.50%	4.70%	4.73%	4.67%	5.14%
Average loans to average deposits	63.56%	65.02%	58.07%	55.67%	59.06%
Non-interest expense as a percent of total revenue (TE) and excluding amortization of intangibles and securities transactions	60.07%	57.91%	63.21%	61.62%	59.09%
Non-interest expense as a percent of total revenue (TE) and excluding amortization of intangibles, securities transactions, gain on sale of credit cards and merger-related costs	59.73%	59.13%	63.21%	61.62%	59.09%
Allowance for loan losses to period-end loans	1.82%	1.68%	1.67%	1.67%	1.72%
Non-performing assets to loans plus other real estate	1.07%	0.69%	0.56%	0.63%	0.74%
Allowance for loan losses to non-performing loans	199%	281%	365%	367%	313%
Net charge-offs to average loans	0.65%	0.59%	0.59%	0.50%	0.57%
FTE employees (period end)	1,736	1,590	1,664	1,496	1,404

HANCOCK HOLDING COMPANY AND SUBSIDIARIES
FINANCIAL HIGHLIGHTS

(amounts in thousands)	At and For the Years Ended December 31,				
	2001	2000	1999	1998	1997
Capital Ratios:					
Average common stockholders' equity to average assets	10.51	10.87	10.27	10.75	11.11
Common stockholders' equity to total assets	9.99	11.33	10.38	10.19	11.37
Tier I leveraged	9.49	10.24	9.61	9.50	10.41
Tier I risk-based	14.74	15.50	15.60	17.15	19.08
Total risk-based	15.99	16.75	16.85	18.40	20.38
Income Data:					
Interest Income	$234,869	$216,947	$207,675	$193,659	$181,459
Interest Expense	101,362	94,251	83,961	81,742	71,698
Net interest income	133,508	122,696	123,713	111,917	109,761
Net interest income (TE)	140,941	128,981	129,375	116,127	112,425
Provision for loan losses	9,082	12,609	8,688	6,956	7,253
Non-interest income (excluding securities transactions and gain on sale of credit cards)	54,326	48,695	45,545	32,165	31,890
Securities transactions	18	3	67	167	279
Gain on sale of credit card portfolio	-	3,753	-	-	-
Non-interest expense (excluding merger-related costs)	120,982	108,818	114,340	93,782	87,554
Merger-related costs	670	-	-	-	-
Earnings before income taxes and cumulative effect of accounting change	57,118	53,720	46,298	43,511	47,123
Net earnings	39,255	36,824	31,710	30,960	30,624
Net earnings available to common stockholders	37,928	36,824	31,710	30,960	30,624
Net earnings available to common stockholders excluding gain on sale of credit cards, securities transactions and merger-related costs	38,352	34,382	31,666	30,851	30,443
Per Common Share Data:					
Earnings before cumulative effect of accounting change:					
Basic	$3.55	$3.39	$2.91	$2.79	$2.82
Diluted	3.54	3.39	2.91	2.78	2.82
Net earnings:					
Basic	3.55	3.39	2.91	2.90	2.82
Diluted	3.54	3.39	2.91	2.89	2.82
Net earnings excluding gain on sale of credit cards and merger-related costs:					
Basic	3.59	3.17	2.91	2.89	2.80
Diluted	3.58	3.16	2.90	2.88	2.80
Cash dividends paid	1.12	1.25	1.00	1.00	1.00
Book value to common	$34.52	$31.79	$28.55	$27.29	$26.44
Dividend payout ratio	31.55%	36.87%	34.36%	34.48%	35.46%
Weighted average number of shares outstanding					
Basic	10,697	10,860	10,887	10,693	10,870
Diluted	11,092	10,867	10,901	10,705	10,877
Number of shares outstanding (period end)	10,595	10,740	10,873	10,508	10,916

Summary of Quarterly Operating Results (in thousands, except per share data)

	2001				2000			
	First	Second	Third	Fourth	First	Second	Third	Fourth
Interest income (TE)	$57,831	$58,155	$64,327	$61,990	$54,653	$54,719	$56,590	$57,270
Interest expense	(26,056)	(25,479)	(27,584)	(22,243)	(21,935)	(22,316)	(24,591)	(25,409)
Net interest income (TE)	31,775	32,676	36,743	39,747	32,718	32,403	31,999	31,861
Provision for loan losses	(2,032)	(1,996)	(2,088)	(2,966)	(2,056)	(2,643)	(3,322)	(4,588)
Non-interest income	12,166	12,071	13,372	16,735	14,539	11,813	12,400	13,699
Non-interest expense	(27,616)	(28,050)	(32,070)	(33,916)	(28,273)	(27,759)	(26,752)	(26,035)
Taxable equivalent adjustment	(1,767)	(1,742)	(1,939)	(1,985)	(1,494)	(1,528)	(1,625)	(1,636)
Earnings before income taxes	12,526	12,959	14,018	17,615	15,434	12,286	12,700	13,301
Income taxes	(3,922)	(4,029)	(4,283)	(5,629)	(5,048)	(3,744)	(4,032)	(4,072)
Net earnings	$8,604	$8,930	$9,735	$11,986	$10,386	$8,542	$8,668	$9,229
Basic earnings per common share:								
Net earnings	$0.80	$0.83	$0.85	$1.06	$0.95	$0.79	$0.80	$0.85
Net earnings excluding gain on sale of credit cards, securities transactions and merger-related costs	0.80	0.83	0.89	1.06	0.78	0.78	0.80	0.81
Diluted earnings per common share:								
Net earnings	0.80	0.83	0.85	1.05	0.95	0.79	0.80	0.85
Net earnings excluding gain on sale of credit cards, securities transactions and merger-related costs	0.80	0.83	0.89	1.05	0.78	0.78	0.80	0.81

Market Information

The Company's common stock trades on the Nasdaq Stock Market under the symbol "HBHC" and is quoted in publications under "HancHd". The following table sets forth the high and low sale prices of the Company's common stock as reported on the Nasdaq Stock Market. These prices do not reflect retail mark-ups, mark-downs or commissions.

	High Sale	Low Sale	Cash Dividends Paid
2001			
1st quarter	$43.44	$35.25	$0.28
2nd quarter	42.95	37.11	0.28
3rd quarter	43.76	39.14	0.28
4th quarter	44.40	37.94	0.28
2000			
1st quarter	$40.00	$30.88	$0.25
2nd quarter	34.63	31.00	0.25
3rd quarter	32.50	29.63	0.25
4th quarter	39.63	29.00	0.50

There were approximately 8,250 holders of common stock of the Company at January 2, 2002 and 11,072,770 shares issued. On January 2, 2002, the high and low sale prices of the Company's common stock as reported on the Nasdaq Stock Market were $43.16 and $41.34, respectively. The principal source of funds to the Company to pay cash dividends is the dividends received from the Banks. Consequently, dividends are dependent upon earnings, capital needs, regulatory policies and statutory limitations affecting the Banks. Federal and state banking laws and regulations restrict the amount of dividends and loans a bank may make to its parent company. Dividends paid to the Company by Hancock Bank are subject to approval by the Commissioner of Banking and Consumer Finance of the State of Mississippi and those paid by Hancock Bank of Louisiana are subject to approval by the Commissioner for Financial Institutions of the State of Louisiana. The Company's management does not expect regulatory restrictions to affect its policy of paying cash dividends. Although no assurance can be given that Hancock Holding Company will continue to declare and pay regular quarterly cash dividends on its common stock, the Company has paid regular cash dividends since 1937.

MANAGEMENT'S REPORT ON RESPONSIBILITY FOR FINANCIAL REPORTING

The management of Hancock Holding Company is responsible for the preparation of the financial statements, related financial data and other information in the annual report. The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and include amounts based on management's estimates and judgements where appropriate. Financial information appearing throughout this annual report is consistent with that in the financial statements.

The Company's financial statements have been audited by Deloitte & Touche LLP, independent public accountants. Management has made available to Deloitte & Touche LLP all of the Company's financial records and related data, as well as the minutes of stockholders' and directors' meetings. Furthermore, management believes that all representations made to Deloitte & Touche LLP during the Company's audit were valid and appropriate.

Management of the Company has established and maintained a system of internal control that provides reasonable assurance as to the integrity and reliability of the financial statements, the protection of assets from unauthorized use or disposition and the prevention and detection of fraudulent financial reporting. The system of internal control provides for appropriate division of responsibility, is documented by written policies and procedures that are communicated to employees with significant roles in the financial reporting process, and is updated as necessary. Management continually monitors the system of internal control for compliance. The Company maintains a professional staff of internal auditors who independently assess the effectiveness of internal controls and recommend possible system improvements. As part of their audit of the Company's 2001 financial statements, Deloitte & Touche LLP considered the Company's system of internal control to the extent they deemed necessary to determine the nature, timing and extent of their audit tests. Management has considered the recommendations of the internal auditors and Deloitte & Touche LLP concerning the Company's system of internal control and has taken actions that it believes are cost-effective in the circumstances to respond appropriately to these recommendations. Management believes that, as of December 31, 2001, the Company's system of internal control is adequate to accomplish the objectives discussed above.

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Hancock Holding Company
Gulfport, Mississippi

We have audited the accompanying consolidated balance sheets of Hancock Holding Company and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of earnings, comprehensive earnings, common stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Hancock Holding Company and subsidiaries as of December 31, 2001 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
New Orleans, Louisiana
January 17, 2002



Expanding To New Markets

Over the past 100 years, Hancock Bank has weathered many challenges—Hurricane Camille in 1969, two World Wars and the Great Depression to name a few. And we will continue to do so because Hancock Bank has made a commitment to the communities we serve to keep moving forward and play our part in building a stronger economy. That very strength and stability is why I was so supportive of the merger between Hancock Bank and Lamar Bank

Over 100 years ago, the founder of Hattiesburg and Gulfport—William Harris Hardy—had a dream to export yellow pine by rail and ship from the *Pine Belt* of south Mississippi through a new port on the Mississippi Gulf Coast to ports around the world. Many new communities were built to support this new lumber-based economy including Gulfport, Hattiesburg, Petal, Prentiss, Purvis and Sumrall.

Like the early entrepreneurs who envisioned the economic possibilities of towering pines and the Gulf waters, we looked forward to a new partnership through a merger of the banks. While each bank brought unique qualities to the table, our philosophies were very similar. And now together, we can better serve the people in south central Mississippi.

Located in the third largest Mississippi metro, the economic market in Hattiesburg, Mississippi is poised for dynamic growth. Hattiesburg is home to the University of Southern Mississippi and William Carey College. The Greater Hattiesburg Area is recognized nationally as a health care leader. The Rating Guide to Life in America's Small

"Hancock Bank has made a commitment to the communities we serve to keep moving forward and play our part in building a stronger economy."


Hancock Bank
Hancock Bank

Cities honored Hattiesburg as number one in health care among cities in the U.S. with a population of less than 100,000. It is also home to almost fifty thousand people who've chosen to work, live and raise their families here. Which is no surprise since Hattiesburg ranked in the top ten for desirability and shopping availability by a nationwide survey of more than 200 small American cities.

I'm pleased that Lamar Bank has joined Hancock Bank, adding *nine branches* in south central Mississippi to the Hancock Bank family. These new communities include Prentiss, Sumrall, Petal, Hattiesburg and Purvis. While this merger boosts Hancock's assets to approximately $3.7 billion, a presence in this growth corridor represents exciting new banking opportunities for this company.

The merger between these two century-old banks was a good decision and one that happened at the right time. Now the folks in south central Mississippi will benefit from more comprehensive financial services—including traditional banking, on-line banking, investment and trust services, larger mortgage services, and soon, insurance services—while still receiving the same hometown touch that our customers expect.

Robert W. Roseberry

President Northern Division

Pictures viewed left to right:

1 *Forrest General Hospital, Hwy 49, Hattiesburg, MS. Photograph provided by Forrest General Hospital.*
2 *Busy shopping day at Turtle Creek Mall, Hwy 98, Hattiesburg, MS.*
3 *University of Southern Mississippi Marching Band, Hattiesburg, MS.*
4 *University of Southern Mississippi Administration Building, Hattiesburg, MS.*
5 *Robert W. Roseberry, Purvis, MS.*
6 *Petal Branch, Hwy. 42, Petal, MS.*

Brand new name. Same old friends.

Hancock Bank.


Hancock
Bank
Hancock Bank
1300

Better Banking In The Communities We Serve

As communities grow in the markets we serve, we constantly look for better ways to assist our customers with their growing needs. We try to mirror community expansion by building new offices and enhancing existing branches. This commitment is quite evident by the progress made during the past year in Southeast Louisiana and on the Mississippi Gulf Coast.

2001 saw the completion of our new Louisiana headquarters in Baton Rouge—Hancock Bank Centre at CitiPlace. As the anchor tenant of the new five-story CitiPlace office complex, Hancock Bank brings a full-array of financial products, conveniently located to the Capitol City. And as this metro area continues to grow, we're prepared to better serve the businesses and folks that call Baton Rouge home.

We've also opened a full-service financial center in Covington, Louisiana. With so many people moving from New Orleans to the Northshore, or commuting back and forth, we met a real need for an easily accessible branch from I-12 at Covington—making it even more convenient for our Louisiana family to bank with us.

In Opelousas, Louisiana, we relocated our Hancock Bank Winn-Dixie in-store branch to one of the area's busiest access roads. The temporary Creswell Lane Extension branch is located across from the future home of a one of the largest Super Wal-Mart stores in the country. We will begin construction on our permanent branch in this same location within the next 18 months. In the meantime, the Creswell Lane Extension branch brings all of our innovative financial services to the 19,000 citizens living and working in St. Landry's flourishing parish seat.

On the Mississippi Gulf Coast, construction is well underway on two new branches positioned in high-traffic



COMING SOON
Hancock Bank

areas. The Cowan Road branch is located on the new major four-lane artery connecting central Gulf Coast to I-10, and the CrossRoads branch is located at the intersection of Hwy 49 and I-10. These new branches will fill a financial need for people working and living in these growth areas. We've also built a new stand-alone, drive-through branch with ATM at Stennis Space Center, making it even more convenient to access Hancock Bank while at work.

"Hancock Bank will continue to be a proud supporter of community growth and keep exploring ways to better serve our customers in Louisiana and Mississippi."

Hancock Bank has a vested interest in the communities we serve and we will continue to look for ways to make banking more convenient to benefit our customers.

Richard T. Hill

Senior Vice President & Retail Manager

Pictures viewed left to right:

1 *Construction of newly opened Cowan Road branch along four lane expansion to I-10, MS.*
2 *Stennis Drive-thru Grand Opening, MS.*
3 *New Covington branch opened in November.*
4 *Ground breaking at CrossRoads site, MS.*
5 *CrossRoads Village branch construction, MS.*
6 *Richard T. Hill in front of CitiPlace.*



CitiPlace, Baton Rouge, LA


Hancock
Residential Loan Application
HANCOCK MORTGAGE Corporation
DEED OF TRUST
December 1, 1995

Providing One-Stop Financial Services

In today's busy world, our clients are looking for convenient solutions to all their financial needs, and Hancock Bank is there with a complete, one-stop financial center—offering insurance, investments, trust and mortgage services.

Backed by over 100 years experience, Hancock Insurance Agency offers life, group health, and commercial property & casualty insurance. During the past year, the agency's commission revenue increased over 30%, and 2002 should bring additional increases as Hancock Insurance expands its operations throughout Mississippi and into Louisiana. As our clients continue to be faced with a changing legal and economic environment, Hancock Insurance Agency will be there to offer practical solutions to meet their complex challenges.

Through Hancock Investment Services, Inc., our investment consultants help our clients identify specific needs and then tailor solutions to help reach their personal financial goals using a wide range of investment options, including stocks, bonds, annuities and mutual funds. We also offer discount brokerage services for clients who want to do their own investing, and with on-line access and trading capabilities, it couldn't be easier. These and other client-focused programs implemented within Hancock Investments have contributed to advised sales approaching $65 million this year—a 75% increase over the past three years.

With over $3.6 billion in assets, our trust department has more than doubled its assets and revenues over the same period. Within the trust department, employee benefit professionals help our corporate clients find the best tax-qualified retirement plan for their businesses—from 401(k) plans to defined benefit pension plans, to obtaining IRS approval and conveying information to our clients' employees.


GULFPORT
NEW YORK
Hancock Insurance Agency
Since 1899
MUTUAL FUND
CORPORATE SEAL

The personal trust and investment management departments assist in protecting and growing our clients' assets. Even in these turbulent times, we've been able to help our clients increase their assets with investment returns over the past three years in the top 25% of money managers as measured by Thompson Financial. In addition, with assets of $342 million, The Hancock Horizon Funds, Hancock Bank's proprietary mutual fund family, added its fourth and fifth mutual funds this year.

For our municipal and corporate clients considering a debt offering, it's critical to choose a trustee with the expertise to handle all of their complex issues, and our corporate trust department offers the solutions they need. In fact, during the past three years, Hancock Bank has been chosen as corporate trustee more times than anyone else in Mississippi and Louisiana combined.

For the very best mortgage loan rates, Hancock Bank offers 20 Hancock Mortgage Centers and over 100 branch locations making it more convenient than ever for our clients to buy the home of their dreams. From FHA, VA and conventional loans to a variety of other options, our originators make it easy to find the mortgage loan that's the best fit for each individual's needs.

Bringing all of these services together, our Private Banking Group provides holistic wealth management planning for clients with more complex needs—utilizing various estate and financial planning techniques. These bankers meet one-on-one to coordinate plans that review each client's entire financial situation, bringing in specialists from trust, insurance, mortgage and investments as necessary.

From insurance and wealth management to trust and mortgage services, Hancock Bank has a full range of financial services, all under one roof.

Senior Vice President & Senior Trust Officer

HANCOCK HOLDING COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31, 2001	December 31, 2000
Assets:		
Cash and due from banks	$ 164,807,821	$ 130,379,760
Interest-bearing time deposits with other banks	8,433,190	3,877,021
Securities available for sale, at fair value (amortized cost of $1,078,128,805 and $578,566,308)	1,085,424,537	576,318,477
Securities held to maturity, at amortized cost (fair value of $292,650,424 and $418,612,487)	287,369,708	417,777,000
Federal funds sold	92,000,000	59,000,000
Loans	1,900,063,744	1,711,239,390
Less:		
Allowance for loan losses	(34,417,381)	(28,603,557)
Unearned income	(10,024,709)	(11,398,823)
Loans, net	1,855,621,654	1,671,237,010
Property and equipment, net	66,266,101	51,636,196
Other real estate	3,003,394	1,492,010
Accrued interest receivable	27,860,479	25,585,151
Core deposit intangibles, net	4,788,277	-
Goodwill, net	49,121,787	40,756,892
Other assets	35,147,936	35,370,804
Total Assets	$ 3,679,844,884	$ 3,013,430,321
Liabilities, Preferred Stock and Common Stockholders' Equity:		
Deposits:		
Non-interest bearing demand	$ 624,058,228	$ 528,753,513
Interest-bearing savings, NOW, money market and time	2,415,675,645	1,975,034,043
Total deposits	3,039,733,873	2,503,787,556
Securities sold under agreements to repurchase	161,208,012	143,010,609
Federal funds purchased	125,000	1,550,000
Other liabilities	22,555,708	21,514,775
Long-term notes	51,605,584	2,177,189
Total Liabilities	3,275,228,177	2,672,040,129
Commitments and contingencies (notes 14 and 15)	-	-
Preferred Stock-$20 par value, 50,000,000 shares authorized and 1,658,564 shares issued-redemption value $33,171,280	37,068,905	-
Common Stockholders' Equity:		
Common stock - $3.33 par value per share; 75,000,000 shares authorized, 11,072,770 shares issued	36,872,324	36,872,324
Capital surplus	196,169,563	196,024,178
Retained earnings	141,099,009	115,365,765
Unrealized gain (loss) on securities available for sale, net of deferred taxes	4,742,226	(1,461,090)
Unearned compensation	(432,830)	(843,503)
Treasury stock, 291,599 shares in 2001 and 139,655 shares in 2000, at cost	(10,902,490)	(4,567,482)
Total Common Stockholders' Equity	367,547,802	341,390,192
Total Liabilities, Preferred Stock and Common Stockholders' Equity	$ 3,679,844,884	$ 3,013,430,321

See notes to consolidated financial statements.

HANCOCK HOLDING COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS

	Years Ended December 31,		
	2001	2000	1999
Interest Income:			
Loans	$ 162,048,992	$ 149,526,248	$ 133,420,326
U.S. Treasury securities	3,023,203	5,494,273	10,059,273
Obligations of U.S. government agencies	24,950,340	21,819,311	25,175,384
Obligations of states and political subdivisions	9,660,338	9,475,402	9,448,205
Mortgage-backed securities	8,991,772	9,313,238	10,044,833
CMOs	19,427,783	16,740,452	17,091,380
Federal funds sold	4,981,013	2,432,906	1,290,135
Other investments	1,786,012	2,144,837	1,145,199
Total interest income	234,869,453	216,946,667	207,674,735
Interest Expense:			
Deposits	94,524,578	86,548,381	76,809,975
Federal funds purchased and securities sold under agreements to repurchase	6,659,130	7,495,280	6,975,740
Long-term notes and other interest	177,948	206,985	175,667
Total interest expense	101,361,656	94,250,646	83,961,382
Net Interest Income	133,507,797	122,696,021	123,713,353
Provision for loan losses	9,081,848	12,609,378	8,687,655
Net interest income after provision for loan losses	124,425,949	110,086,643	115,025,698
Non-Interest Income:			
Service charges on deposit accounts	30,407,854	27,179,737	24,978,788
Other service charges, commissions and fees	18,715,544	18,629,044	17,739,001
Securities gains, net	17,638	3,259	66,937
Gain on sale of credit card portfolio	-	3,753,498	-
Other	5,202,901	2,885,102	2,827,518
Total non-interest income	54,343,937	52,450,640	45,612,244
Non-Interest Expense:			
Salaries and employee benefits	67,621,811	59,185,839	61,595,623
Net occupancy expense of premises	8,148,130	7,135,408	7,267,740
Equipment rentals, depreciation and maintenance	7,860,213	8,323,356	9,538,585
Amortization of intangibles	4,349,130	3,755,670	3,775,255
Other	33,672,767	30,417,346	32,162,516
Total non-interest expense	121,652,051	108,817,619	114,339,719
Earnings Before Income Taxes	57,117,835	53,719,664	46,298,223
Income taxes	17,862,695	16,896,084	14,588,153
Net Earnings	39,255,140	36,823,580	31,710,070
Preferred dividends	1,326,851	-	-
Net Earnings Available to Common Stockholders	$ 37,928,289	$ 36,823,580	$ 31,710,070
Basic earnings per common share	$ 3.55	$ 3.39	$ 2.91
Diluted earnings per common share	$ 3.54	$ 3.39	$ 2.91

See notes to consolidated financial statements.

HANCOCK HOLDING COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS' EQUITY

	Common Amount	Capital Surplus	Retained Earnings	Available For Sale, Net	Unearned Compensation	Treasury Stock
Balance, January 1, 1999	$ 36,872,324	$ 200,536,282	$ 71,498,714	$ 158,878	$ (1,009,949)	$ (21,249,049)
Net earnings			31,710,070			
Cash dividends - $1.00 per share			(11,055,506)			
Change in unrealized gain (loss) on securities available for sale, net				(13,922,931)		
Transactions relating to restricted stock grants, net					201,746	
Issuance of treasury stock, net		(4,488,819)				21,175,668
Balance, December 31, 1999	36,872,324	196,047,463	92,153,278	(13,764,053)	(808,203)	(73,381)
Net earnings			36,823,580			
Cash dividends - $1.25 per share			(13,611,093)			
Change in unrealized gain (loss) on securities available for sale, net				12,302,963		
Transactions relating to restricted stock grants, net					(35,300)	
Purchase of treasury stock, net		(23,285)				(4,494,101)
Balance, December 31, 2000	36,872,324	196,024,178	115,365,765	(1,461,090)	(843,503)	(4,567,482)
Net earnings			39,255,140			
Cash dividends - $1.12 per common share			(12,195,045)			
Cash dividends - $0.80 per preferred share			(1,326,851)			
Change in unrealized gain (loss) on securities available for sale, net				6,203,316		
Transactions relating to restricted stock grants, net					410,673	
Treasury stock transactions, net		145,385				(6,335,008)
Balance, December 31, 2001	$ 36,872,324	$ 196,169,563	$ 141,099,009	$ 4,742,226	$ (432,830)	$ (10,902,490)

HANCOCK HOLDING COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS

	Years Ended December 31,		
	2001	2000	1999
Net earnings	$ 39,255,140	$ 36,823,580	$ 31,710,070
Other comprehensive earnings (loss):			
Unrealized gain (loss) on securities available for sale, net:			
Unrealized holding gains (losses) arising during the year	6,127,316	12,101,963	(13,916,931)
Reclassification adjustments for losses (gains) included in net earnings	76,000	201,000	(6,000)
Total other comprehensive earnings (loss)	6,203,316	12,302,963	(13,922,931)
Total Comprehensive Earnings	$ 45,458,456	$ 49,126,543	$ 17,787,139

See notes to consolidated financial statements.

HANCOCK HOLDING COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2001	2000	1999
Cash Flows from Operating Activities:			
Net earnings	$ 39,255,140	$ 36,823,580	$ 31,710,070
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation	8,441,938	8,270,874	7,693,612
Provision for loan losses	9,081,848	12,609,378	8,687,655
Provision for deferred income taxes	1,463,000	(284,000)	(2,039,000)
Gains on sales/calls of securities	(17,638)	(3,259)	(66,937)
Decrease (increase) in interest receivable	1,017,518	(1,779,843)	1,373,210
Amortization of intangible assets	4,349,130	3,755,670	3,775,255
Increase (decrease) in interest payable	(2,909,347)	3,031,954	(52,540)
Other, net	(6,931,100)	(1,260,800)	(3,730,918)
Net cash provided by operating activities	53,750,489	61,163,554	47,350,407
Cash Flows from Investing Activities:			
Net (increase) decrease in interest-bearing time deposits	(4,566,169)	(3,777,021)	(4,000)
Proceeds from maturities of securities held to maturity	130,407,292	98,053,228	350,002,513
Purchase of securities held to maturity	-	(6,523,884)	(79,243,000)
Proceeds from sales and maturities of trading and available-for-sale securities	457,906,140	195,017,484	207,189,122
Purchase of securities available for sale	(788,246,999)	(112,989,533)	(330,963,660)
Net (increase) decrease in federal funds sold	(12,225,000)	(56,000,000)	4,825,000
Net decrease (increase) in loans	9,350,112	(186,741,929)	(137,095,014)
Proceeds from sale of credit card portfolio	-	21,330,000	
Purchase of property, equipment and software, net	(12,450,927)	(5,133,121)	(8,688,754)
Proceeds from sales of other real estate	4,441,540	1,420,277	1,098,664
Net cash (used) received in connection with business acquisitions	(52,490)	-	23,927,000
Net cash (used) provided by investing activities	(215,436,501)	(55,344,499)	31,047,871
Cash Flows from Financing Activities:			
Net increase (decrease) in deposits	219,624,770	106,134,066	(183,514,994)
Dividends paid	(13,521,896)	(13,611,093)	(11,055,506)
Treasury stock transactions, net	(6,189,623)	(4,951,086)	(11,484,087)
Repayments of long-term notes	(20,571,581)	(537,031)	(464,864)
Net increase (decrease) in federal funds purchased and securities sold under agreements to repurchase	16,772,403	(69,212,610)	73,565,973
(Repayments of) proceeds from short-term FHLB advances	-	(50,000,000)	50,000,000
Net cash provided (used) by financing activities	196,114,073	(32,177,754)	(82,953,478)
Net increase (decrease) in cash and due from banks	34,428,061	(26,358,699)	(4,555,200)
Cash and due from banks, beginning	130,379,760	156,738,459	161,293,659
Cash and due from banks, ending	$ 164,807,821	$ 130,379,760	$ 156,738,459
Supplemental Information:			
Income taxes paid	$ 16,050,000	$ 17,800,000	$ 14,839,133
Interest paid	104,271,003	91,218,691	84,013,922
Supplemental Information of Non-cash Investing and Financing Activities:			
Issuance of redeemable preferred stock in connection with acquisition of a business	$ 37,068,905	$ -	$ -
Transfers from loans to other real estate	3,295,000	1,130,000	764,000

See notes to consolidated financial statements

NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Hancock Holding Company (the Company) is a bank holding company headquartered in Gulfport, Mississippi operating in the states of Mississippi and Louisiana through two wholly-owned bank subsidiaries, Hancock Bank, Gulfport, Mississippi and Hancock Bank of Louisiana, Baton Rouge, Louisiana (the Banks). The Banks are community oriented and focus primarily on offering commercial, consumer and mortgage loans and deposit services to individuals and small to middle market businesses in their respective market areas. The Company's operating strategy is to provide its customers with the financial sophistication and breadth of products of a regional bank, while successfully retaining the local appeal and level of service of a community bank.

Summary of Significant Accounting Policies

The accounting and reporting policies of the Company conform with generally accepted accounting principles and general practices within the banking industry. The following is a summary of the more significant of those policies.

Consolidation - The consolidated financial statements of the Company include the accounts of the Company, the Banks and other subsidiaries. Significant intercompany transactions and balances have been eliminated in consolidation.

Comprehensive Income - Comprehensive income includes net earnings and other comprehensive income which, in the case of the Company, includes only unrealized gains and losses on securities available for sale.

Use of Estimates - In preparing the financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates. The determination of the allowance for loan losses is a material estimate that is particularly subject to significant change.

Cash - For the purpose of presentation in the statements of cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption "Cash and due from banks".

Securities - Securities have been classified into one of three categories: trading, available-for-sale, or held-to-maturity. Management determines the appropriate classification of debt securities at the time of purchase and re-evaluates this classification periodically. Trading account securities are held for resale in anticipation of short-term market movements. Debt securities are classified as held to maturity when the Company has the positive intent and ability to hold the securities to maturity. Securities not classified as held to maturity or trading are classified as available for sale. The Company had no significant trading account securities during the three years ended December 31, 2001.

Held-to-maturity securities are stated at amortized cost. Available-for-sale securities are stated at fair value with unrealized gains and losses, net of income taxes, reported as a separate component of stockholders' equity until realized.

The amortized cost of debt securities classified as held to maturity or available for sale is adjusted for amortization of premiums and accretion of discounts to maturity or, in the case of mortgage-backed securities, over the estimated life of the security. Amortization, accretion and accrued interest are included in interest income on securities. Realized gains and losses, and declines in value judged to be other than temporary, are included in net securities gains and losses. Gains and losses on the sale of securities available for sale are determined using the specific-identification method.

Derivative Instruments - The Company recognizes all derivatives as either assets or liabilities in the Company's balance sheet and measures those instruments at fair value. If certain conditions are met, a derivative may be specially designated as a hedge. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. The Company is not currently engaged in any significant activities with derivatives.

Loans – Certain loan origination fees and certain direct origination costs are deferred and recognized as an adjustment to the yield on the related loan. Interest on loans is recorded to income as earned. Where doubt exists as to collectibility of a loan, the accrual of interest is discontinued, all unpaid accrued interest is reversed and payments subsequently received are applied first to principal. Interest income is recorded after principal has been satisfied and as payments are received.

The Company considers a loan to be impaired when, based upon current information and events, it believes it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. The Company's impaired loans include troubled debt restructurings, and performing and non-performing major loans for which full payment of principal or interest is not expected. Non-major homogenous loans, which are evaluated on an overall basis, generally include all loans under $500,000. The Company calculates an allowance required for impaired loans based on the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price or the fair value of its collateral. If the recorded investment in the impaired loan exceeds the measure of fair value, a valuation allowance is required as a component of the allowance for loan losses. Changes to the valuation allowance are recorded as a component of the provision for loan losses.

Generally, loans of all types which become 90 days delinquent are deemed currently uncollectible unless such loans are in the process of collection through repossession or foreclosure. Loans deemed currently uncollectible are charged off against the allowance account. As a matter of policy, loans are placed on a non-accrual status when doubt exists as to collectibility.

Allowance for Loan Losses - The allowance for loan losses is a valuation account available to absorb losses on loans. All losses are charged to the allowance for loan losses when the loss actually occurs or when a determination is made that a loss is likely to occur; recoveries are credited to the allowance for loan losses at the time of receipt. Periodically during the year management estimates the probable level of losses to determine whether the allowance is adequate to absorb reasonably foreseeable, anticipated losses in the existing portfolio based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrowers' ability to repay, the estimated value of any underlying collateral and current economic conditions. The allowance for loan losses is increased by charges to expense and decreased by loan charge-offs (net of recoveries).

Property and Equipment - Property and equipment are recorded at amortized cost. Depreciation is computed principally by the straight-line method based on the estimated useful lives of the related assets. Leasehold improvements are amortized over the shorter of the term of the lease or the asset's useful life.

Other Real Estate - Other real estate acquired through foreclosure and bank acquisitions is stated at the fair market value at the date of acquisition, net of the costs of disposal. When a reduction to fair market value at the time of foreclosure is required, it is charged to the allowance for loan losses. Any subsequent adjustments are charged to expense.

Core Deposit Intangibles - Core deposit intangibles relating to acquired banks is being amortized over lives ranging from six to ten years using accelerated methods. Accumulated amortization of core deposit intangibles amounted to approximately $710,000 and $0 at December 31, 2001 and 2000, respectively.

Goodwill – Goodwill related to acquisitions consummated prior to July 1, 2001 is being amortized over fifteen years using an accelerated method. Goodwill related to the July 1, 2001 acquisition of Lamar Capital Corporation is not being amortized. Accumulated amortization of intangible assets amounted to approximately $16.9 million and $13.3 million at December 31, 2001 and 2000, respectively.

In June 2001 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141 "Business Combinations" and No. 142 "Goodwill and Other Intangibles". These Statements provide that, among other things, (1) all business combinations on or after July 1, 2001 be accounted for as purchases, (2) any related goodwill on those acquisitions does not require amortization, but is subject to a periodic impairment test and that (3) goodwill on any of the Company's acquisitions prior to July 1, 2001 not be amortized after January 1, 2002, but is subject to a periodic impairment test. The Company has performed a transitional fair value based impairment test on its goodwill and determined that the fair value exceeded the recorded value at December 31, 2001. No impairment loss, therefore, will be recorded on January 1, 2002. Amortization of goodwill by the Company amounted to approximately $3.6 million in the year ended December 31, 2001 and is not deductible for income tax purposes.

Trust Fees - Trust fees are recorded as earned.

Income Taxes - Provisions for income taxes are based on taxes payable or refundable for the current year (after exclusion of non-taxable income such as interest on state and municipal securities) and deferred taxes on temporary differences between the amount of taxable income and pre-tax financial income. Deferred taxes on temporary differences are calculated at the currently enacted tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Stock Based Compensation - The Company applies APB Opinion No. 25 and related interpretations in accounting for its stock options. The pro forma disclosures required by Statement of Financial Accounting Standards No. 123 "Accounting for Stock Based Compensation" (SFAS No. 123) are included in Note 11.

Basic and Diluted Earnings Per Common Share - Basic earnings per common share (EPS) excludes dilution and is computed by dividing net earnings available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Diluted EPS is computed by dividing net earnings by the total of the weighted average number of shares outstanding plus the effect of outstanding options and convertible preferred stock.

Reclassifications – Certain prior year amounts have been reclassified to conform to the 2001 presentation.

NOTE 2 - ACQUISITIONS

On July 1, 2001 the Company acquired 100% of the common stock of Lamar Capital Corporation (LCC), Purvis, Mississippi and its subsidiaries, The Lamar Bank and Southern Financial Services, Inc. The acquisition was accounted for as a purchase and the results of LCC's operations are included in the consolidated financial statements of the Company from the date of acquisition. LCC operated 9 banking offices in southern Mississippi. The Company acquired LCC in order to expand the geographic area in which its services are offered. The aggregate purchase price is estimated to be $51.3 million, including cash of $14.2 million and 1,658,564 shares of mandatorily redeemable convertible preferred stock with a fair value of $37.1 million.

The following unaudited pro forma consolidated results of operations give effect to the acquisition of LCC as though it had occurred on January 1, 2000 (in thousands, except per share data):

The unaudited pro forma information is not necessarily indicative either of results of operations that would have occurred had the purchase been made as of January 1, 2000, or of future results of operations of the combined companies.

	Year Ended December 31,	
	2001	2000
Interest income	$250,140	$248,352
Interest expense	110,956	112,603
Provision for loan losses	12,352	15,441
Net interest income after provision for loan losses	126,832	120,308
Net earnings available to common stockholders	$ 35,260	$ 35,834
Basic earnings per common share	$ 3.31	$ 3.30
Diluted earnings per common share	$ 3.31	$ 3.30

The following table summarizes the estimated fair values, in thousands, of the assets acquired and liabilities assumed at the date of acquisition (in thousands).

Cash and due from banks	$ 14,155
Securities	169,204
Federal funds sold	20,775
Loans	210,021
Property and equipment	9,971
Core deposit intangible	5,500
Goodwill	12,200
Other	1,000
Total assets acquired	442,826
Deposits	316,322
Other liabilities	75,204
Total liabilities assumed	391,526
Net assets acquired	$ 51,300

The core deposit intangible has a weighted average life of 10 years. Amortization of the core deposit intangible was approximately $710,000 in 2001 and is estimated to be approximately $1,030,000 in 2002, $790,000 in 2003, $620,000 in 2004, $480,000 in 2005, $380,000 in 2006 and the remainder of $1,438,000 thereafter. Goodwill was assigned to the Mississippi segment and is not deductible for tax purposes. No amortization of any goodwill related to this acquisition was recorded in 2001 in accordance with Statement of Financial Accounting Standards No. 142.

On January 15, 1999, Hancock Holding Company acquired American Securities Bancshares of Ville Platte, Inc. (ASB), Ville Platte, Louisiana which owned 100% of the stock of American Security Bank for approximately $43.2 million consisting of $15,200,000 cash and 644,000 shares of common stock of the Company. This transaction was accounted for using the purchase method of accounting and the results of operations since the date of acquisition are included in the consolidated statements of earnings. The excess of the purchase price over the value of the net tangible assets acquired amounted to $21.9 million and such amount was assigned to goodwill and is being amortized over 15 years. As disclosed in Note 1, amortization of this goodwill will be discontinued on January 1, 2002.

The following unaudited pro forma consolidated results of operations give effect to the acquisition of ASB as though it had occurred on January 1, 1999 (in thousands, except per share data):

	1999
Interest income	$ 208,362
Interest expense	(84,331)
Provision for loan losses	(7,610)
Net interest income after provision for loan losses	116,421
Net earnings available to common stockholders	$ 31,318
Basic earnings per common share	2.87
Diluted earnings per common share	2.87

The unaudited pro forma information is not necessarily indicative either of results of operations that would have occurred had the purchases been made as of January 1, 1999 or of future results of operations of the combined companies.

In connection with the acquisition of ASB, liabilities were assumed as follows (in thousands):

Fair value of all assets, excluding cash	$214,573
Cash acquired, net of amount paid	23,927
Market value of common stock issued	(28,006)
Liabilities assumed	$210,494

NOTE 3 - SECURITIES

The amortized cost and fair value of securities classified as available for sale were as follows (in thousands):

	December 31, 2001				December 31, 2000			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury	$ 30,258	$ 151	$ 1	$ 30,408	$ 77,054	$ 189	$ 70	$ 77,173
U.S. government agencies	440,481	9,311	28	449,764	265,029	629	1,792	263,866
Municipal obligations	85,284	88	1,030	84,342	36,400	425	429	36,396
Mortgage-backed securities	69,704	450	-	70,154	48,841	153	287	48,707
CMOs	422,368	1,847	3,308	420,907	137,170	390	1,272	136,288
Other debt securities	19,338	199	34	19,503	6,140	-	184	5,956
Equity securities	10,696	10	359	10,347	7,932	-	-	7,932
	$ 1,078,129	$ 12,056	$ 4,760	$ 1,085,425	$ 578,566	$ 1,786	$ 4,034	$ 576,318

The amortized cost and fair value of securities (excluding equity securities, which have no maturity) classified as available for sale at December 31, 2001, by contractual maturity, were as follows (in thousands):

	Amortized Cost	Fair Value
Due in one year or less	$ 222,247	$ 225,622
Due after one year through five years	367,273	373,019
Due after five years through ten years	159,121	158,754
Due after ten years	318,792	317,683
	$ 1,067,433	$ 1,075,078

The amortized cost and fair value of securities classified as held to maturity were as follows (in thousands):

	December 31, 2001				December 31, 2000			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury	$ 293	$ 9	$ -	$ 302	$ 8,292	$ 56	$ -	$ 8,348
U.S. government agencies	35,746	884	12	36,618	71,286	123	185	71,224
Municipal obligations	148,545	2,069	-	150,614	159,977	1,885	1,050	160,812
Mortgage-backed securities	37,749	1,161	-	38,910	69,896	585	330	70,151
CMOs	58,508	1,169	-	59,677	102,167	200	449	101,918
Other debt securities	6,529	-	-	6,529	6,159	1	1	6,159
	$ 287,370	$ 5,292	$ 12	$ 292,650	$ 417,777	$ 2,850	$ 2,015	$ 418,612

The amortized cost and fair value of securities classified as held to maturity at December 31, 2001, by contractual maturity, were as follows (in thousands):

	Amortized Cost	Fair Value
Due in one year or less	$ 18,625	$ 18,872
Due after one year through five years	89,659	92,191
Due after five years through ten years	106,903	108,861
Due after ten years	72,183	72,726
	$ 287,370	$ 292,650

Proceeds from sales of available-for-sale securities were $ 41,336,000 in 2001, $97,417,000 in 2000 and $18,693,000 in 1999. Gross gains of $42,000 in 2001, $51,000 in 2000, $9,000 in 1999 and gross losses of $159,000 in 2001, $360,000 in 2000 and $0 in 1999 were realized on such sales. There were no material gains or losses on held-to-maturity securities called during 2001 or 2000. Gross gains of $58,000 were recognized on held-to-maturity securities called during 1999. The Company realized trading gains of approximately $300,000 in 2000.

Securities with an amortized cost of approximately $736,600,000 at December 31, 2001 and $570,173,000 at December 31, 2000, were pledged primarily to secure public deposits and securities sold under agreements to repurchase.

The Company's collateralized mortgage obligations (CMOs) generally consist of first and second tranche sequential pay and/or planned amortization class (PAC) instruments.

NOTE 4 - LOANS

Loans, net of unearned income, consisted of the following (in thousands):

	December 31,	
	2001	2000
Real estate loans	$ 1,120,588	$ 973,390
Commercial and industrial loans	270,851	280,358
Loans to individuals for household, family and other consumer expenditures	437,513	396,944
Leases and other loans	61,087	49,149
	$ 1,890,039	$ 1,699,841

The Company generally makes loans in its market areas of South Mississippi and Southern Louisiana. Loans are made in the normal course of business to its directors, executive officers and their associates on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons. Such loans did not involve more than normal risk of collectibility. The balance of loans to the Company's directors, executive officers and their affiliates at December 31, 2001and 2000 was approximately and $10,774,000 and $8,800,000, respectively.

Changes in the allowance for loan losses were as follows (in thousands):

	Years Ended December 31,		
	2001	2000	1999
Balance at January 1	$ 28,604	$ 25,713	$ 21,800
Balance acquired through acquisitions & other	8,342	(147)	3,815
Recoveries	4,687	4,148	3,611
Loans charged off	(16,298)	(13,719)	(12,201)
Provision charged to operating expense	9,082	12,609	8,688
Balance at December 31	$ 34,417	$ 28,604	$ 25,713

Non-accrual and renegotiated loans amounted to approximately 0.78% and 0.60% of total loans at December 31, 2001 and December 31, 2000, respectively. In addition, the Company's other individually evaluated impaired loans amounted to approximately 0.67% and 0.55% of total loans at December 31, 2001 and 2000, respectively. Related reserve amounts were not significant and there was no significant change in these amounts during the years ended December 31, 2001, 2000 or 1999. The amount of interest not accrued on these loans did not have a significant effect on earnings in 2001, 2000 or 1999.

Transfers from loans to other real estate amounted to approximately $3,295,000, $1,130,000 and $764,000 in 2001, 2000 and 1999, respectively. Valuation allowances associated with other real estate amounted to $688,000, $887,000 and $1,199,000 at December 31, 2001, 2000 and 1999, respectively.

NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment, stated at cost less accumulated depreciation and amortization, consisted of the following (in thousands):

	December 31,	
	2001	2000
Land, buildings and leasehold improvements	$ 71,020	$ 59,249
Furniture, fixtures and equipment	58,158	50,793
	129,178	110,042
Accumulated depreciation and amortization	(62,912)	(58,406)
	$ 66,266	$ 51,636

NOTE 6 – LONG TERM NOTES

Long-term notes consist primarily of $50,000,000 of advances from the Federal Home Loan Bank (FHLB), of which $40,000,000 bears interest at 4.49% and is due January 21, 2009 and $10,000,000 bears interest at 4.75% and is due November 11, 2008. The rates are fixed through January 21, 2002 and November 12, 2003, respectively, at which time the FHLB can begin making annual elections to reset the rates to a floating rate of .35% above the three month LIBOR rate (approximately 2% at January 17, 2002) for the remaining terms of the advances. These advances are collateralized by a blanket pledge of certain residential mortgage loans. The Company has an available line of credit with the FHLB of approximately $230,000,000 at December 31, 2001.

NOTE 7 – REDEEMABLE PREFERRED STOCK

On June 28, 2001 the Company's stockholders approved the issuance of up to 50 million shares of $20 par value preferred stock on terms to be determined by the Company's Board of Directors.

The issuance of 1,658,564 shares of 8% Cumulative Convertible Preferred Stock Series A was authorized by the Board of Directors in connection with the acquisition of Lamar Capital Corporation on July 1, 2001. Each share of the preferred stock is convertible into .4444 of the Company's common stock at any time after issuance. The Company can call for conversion of the preferred stock into common stock or for redemption at par any time between the 30th and 60th month following issuance if the closing price of the Company's common stock exceeds $56.25 for 20 consecutive days. After 60 months, the Company can call for redemption at par at any time. At the end of 30 years the Company must redeem the preferred stock at par.

The Series A Preferred stock qualifies as Tier 1 capital for regulatory purposes but is classified similar to a liability for reporting under accounting principles generally accepted in the United States of America.

NOTE 8 – COMMON STOCKHOLDERS' EQUITY

Common stockholders' equity of the Company includes the undistributed earnings of the bank subsidiaries. Dividends are payable only out of undivided profits or current earnings. Moreover, dividends to the Company's stockholders can generally be paid only from dividends paid to the Company by the Banks. Consequently, dividends are dependent upon earnings, capital needs, regulatory policies and statutory limitations affecting the Banks. Federal and state banking laws and regulations restrict the amount of dividends and loans a bank may make to its parent company. Dividends paid by Hancock Bank are subject to approval by the Commissioner of Banking and Consumer Finance of the State of Mississippi and those paid by Hancock Bank of Louisiana are subject to approval by the Commissioner of Financial Institutions of the State of Louisiana. The amount of capital of the subsidiary banks available for dividends at December 31, 2001 was approximately $130 million.

The Company and its bank subsidiaries are required to maintain certain minimum capital levels. At December 31, 2001 and 2000, the Company and the Banks were in compliance with their respective statutory minimum capital requirements. Following is a summary of the actual capital levels at December 31, 2001 and 2000 (amounts in thousands):

	Actual		Required for Minimum Capital Adequacy		To be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio %	Amount	Ratio %	Amount	Ratio %
At December 31, 2001						
Total capital (to risk weighted assets)						
Company	$ 375,309	15.99	$ 187,707	8.00	$ N/A	N/A
Hancock Bank	227,026	15.39	118,016	8.00	147,520	10.00
Hancock Bank of Louisiana	143,833	15.12	76,115	8.00	95,143	10.00
Tier 1 capital (to risk weighted assets)						
Company	$ 345,965	14.74	$ 93,853	4.00	$ N/A	N/A
Hancock Bank	208,586	14.14	59,008	4.00	88,512	6.00
Hancock Bank of Louisiana	131,940	13.87	38,057	4.00	57,086	6.00
Tier 1 leverage capital						
Company	$ 345,965	9.49	$ 109,334	3.00	$ N/A	N/A
Hancock Bank	208,586	8.84	70,762	3.00	117,937	5.00
Hancock Bank of Louisiana	131,940	9.68	40,873	3.00	68,122	5.00

	Actual		Required for Minimum Capital Adequacy		To be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio %	Amount	Ratio %	Amount	Ratio %
At December 31, 2000						
Total capital (to risk weighted assets)						
Company	$ 326,510	16.75	$ 151,554	8.00	$ N/A	N/A
Hancock Bank	191,709	16.82	87,752	8.00	109,691	10.00
Hancock Bank of Louisiana	137,038	17.04	64,046	8.00	80,058	10.00
Tier 1 capital (to risk weighted assets)						
Company	$ 302,094	15.50	$ 75,777	4.00	$ N/A	N/A
Hancock Bank	177,998	15.57	43,876	4.00	65,814	6.00
Hancock Bank of Louisiana	127,031	15.78	32,023	4.00	48,035	6.00
Tier 1 leverage capital						
Company	$ 302,094	10.24	$ 88,837	3.00	$ N/A	N/A
Hancock Bank	177,998	9.75	54,648	3.00	91,080	5.00
Hancock Bank of Louisiana	127,031	10.36	35,739	3.00	59,566	5.00

Risk-based capital requirements are intended to make regulatory capital more sensitive to risk elements of the Company. Currently, the Company and its bank subsidiaries are required to maintain a minimum risk-based capital ratio of 8.0%, with not less than 4.0% in Tier 1 capital. In addition, the Company and its bank subsidiaries must maintain a minimum Tier 1 leverage ratio (Tier 1 capital to total average assets) of at least 3.0% based upon the regulators latest composite rating of the institution.

The Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA) required each federal banking agency to implement prompt corrective actions for institutions that it regulates. The rules provide that an institution is "well capitalized" if its total risk-based capital ratio is 10.0% or greater, its Tier 1 risked-based capital ratio is 6.0% or greater, its leverage ratio is 5.0% or greater and the institution is not subject to a capital directive. Under this regulation, each of the subsidiary banks was deemed to be "well capitalized" as of December 31, 2001 and 2000 based upon the most recent notifications from their regulators. There are no conditions or events since those notifications that management believes would change these classifications.

NOTE 9 - INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities were as follows (in thousands):

	December 31, 2001	December 31, 2000
Deferred tax assets:		
Unrealized loss on securities available for sale	$ -	$ 787
Post-retirement benefit obligation	1,868	1,646
Allowance for loan losses	9,744	8,896
Deferred compensation	1,505	1,065
Other	140	816
	13,257	13,210
Deferred tax liabilities:		
Property and equipment depreciation	(3,451)	(3,631)
Prepaid pension	(1,844)	(1,679)
Unrealized gain on securities available for sale	(2,554)	-
Core deposit intangible	(1,310)	-
Discount accretion on securities	(1,679)	(1,628)
	(10,838)	(6,938)
Net deferred tax asset	$ 2,419	$ 6,272

Income taxes consisted of the following components (in thousands):

	Years Ended December 31, 2001	2000	1999
Currently payable	$ 16,400	$ 17,180	$ 16,627
Deferred	1,463	(284)	(2,039)
	$ 17,863	$ 16,896	$ 14,588

The reason for differences in income taxes reported compared to amounts computed by applying the statutory income tax rate of 35% to earnings before income taxes were as follows (in thousands):

	2001 Amount	2001 %	2000 Amount	2000 %	1999 Amount	1999 %
Taxes computed at statutory rate	$ 19,991	35	$ 18,802	35	$ 16,204	35
Increases (decreases) in taxes resulting from:						
State income taxes, net of federal income tax benefit	300	-	272	1	283	1
Tax-exempt interest	(4,133)	(7)	(3,610)	(7)	(3,260)	(7)
Goodwill amortization	1,262	2	1,303	2	1,300	3
Other, net	443	1	129	-	61	-
Income tax expense	$ 17,863	31	$ 16,896	31	$ 14,588	32

The income tax provisions related to items included in the Statement of Other Comprehensive Earnings were as follows (in thousands):

	Years Ended December 31,		
	2001	2000	1999
Unrealized holdings gains (losses)	$ 3,300	$ 6,516	$ (7,493)
Reclassification adjustments	41	108	(3)
Total other comprehensive earnings	$ 3,341	$ 6,624	$ (7,496)

NOTE 10 - EMPLOYEE BENEFIT PLANS

The Company has a non-contributory pension plan covering substantially all salaried full-time employees who have been employed by the Company the required length of time. The Company's current policy is to contribute annually the minimum amount that can be deducted for federal income tax purposes. The benefits are based upon years of service and the employee's compensation during the last five years of employment. Data relative to the pension plan follows (in thousands):

	Years Ended December 31,	
	2001	2000
Change in Benefit Obligation:		
Benefit obligation at beginning of year	$ 34,203	$ 30,870
Service cost	1,516	1,180
Interest cost	2,496	2,178
Actuarial loss	1,696	1,656
Benefits paid	(1,745)	(1,681)
Benefit obligation at end of year	38,166	34,203
Change in Plan Assets:		
Fair value of plan assets at beginning of year	33,803	30,937
Actual return on plan assets	451	2,748
Employer contributions	2,044	1,968
Benefits paid	(1,745)	(1,681)
Expenses	(49)	(169)
Fair value of plan assets at end of year	34,504	33,803
Unfunded status	(3,662)	(400)
Unrecognized portion of net obligation being amortized over 15 years	-	46
Unrecognized net actuarial loss	8,250	4,428
Unrecognized prior service cost	290	382
Prepaid pension cost included in other assets	$ 4,878	$ 4,456
Rate assumptions at December 31:		
Discount rate	7.25%	7.50%
Expected return on plan assets	8.00%	8.00%
Rate of compensation increase	3.00%	3.00%

	Years Ended December 31,		
	2001	2000	1999
Net pension expense included the following (income) expense components:			
Service cost benefits earned during the period	$ 1,516	$ 1,180	$ 1,183
Interest cost on projected benefit obligation	2,496	2,178	1,986
Return on plan assets	(2,604)	(2,748)	(2,343)
Amortization of prior service cost	92	92	92
Net amortization and deferral	123	406	174
Net pension expense	$ 1,623	$ 1,108	$ 1,092

The Company sponsors two defined benefit post-retirement plans, other than the pension plan, that cover full-time employees who have reached 45 years of age. One plan provides medical benefits and the other provides life insurance benefits. The post-retirement health care plan is contributory, with retiree contributions adjusted annually and subject to certain employer contribution maximums; the life insurance plan is non-contributory. Data relative to these post-retirement benefits, none of which have been funded, were as follows (in thousands):

	Years Ended December 31,	
	2001	2000
Change in Benefit Obligation:		
Benefit obligation at beginning of year	$ 4,826	$ 6,094
Service cost	185	216
Interest cost	301	341
Actuarial gain	(553)	(1,564)
Benefits paid	(334)	(261)
Benefit obligation at end of year	4,425	4,826
Fair value of plan assets	-	-
Amount unfunded	(4,425)	(4,826)
Unrecognized transition obligation being amortized over 20 years	528	581
Unrecognized net actuarial (gain) loss	(734)	(208)
Accrued post-retirement benefit cost	$ (4,631)	$ (4,453)
Rate assumptions at December 31:		
Discount rate	7.25%	7.75%

For measurement purposes in 2001, a 12% annual rate of increase in the over age 65 per capita cost of covered health care benefits was assumed for 2002. The rate was assumed to decrease gradually to 5.0% over 7 years and remain at that level thereafter. In 2000, a 10% annual rate of increase in the over age 65 per capita cost of covered health care benefits was assumed. The rate was assumed to decrease gradually to 5.75% over 7 years and remain at that level thereafter. The health care cost trend rate assumption has an effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rates by 1% in each year would increase the accumulated post-retirement benefit obligation at December 31, 2001, by $849,900 and the aggregate of the service and interest cost components of net periodic post-retirement benefit cost for the year then ended by $140,000. A 1% decrease in the rate would decrease those items by $674,000 and $106,000, respectively.

	Years Ended December 31,		
	2001	2000	1999
Net Periodic Post-Retirement Benefit Cost:			
Amortization of unrecognized net loss and other	$ (26)	$ 8	$ 30
Service cost benefits attributed to service during the year	185	216	397
Interest costs on accumulated post-retirement benefit obligation	301	341	412
Amortization of transition obligation over 20 years	53	53	143
Net Periodic Post-Retirement Cost	$ 513	$ 618	$ 982

The Company has a non-contributory profit sharing plan covering substantially all salaried full-time employees who have been employed the required length of time. Contributions are made at the discretion of the Board of Directors and amounted to $750,100 in 2001, $647,900 in 2000 and $504,000 in 1999.

In addition, the Company has an employee stock purchase plan that is designed to provide the employees of the Company a convenient means of purchasing common stock of the Company. Substantially all salaried, full-time employees, with the exception of Leo W. Seal, Jr., who have been employed by the Company the required length of time are eligible to participate. The Company contributes an amount equal to 25% of each participant's contribution, which contribution cannot exceed 5% of the employee's base pay. The Company's contribution amounted to $118,400 in 2001, $124,900 in 2000 and $116,300 in 1999.

The post-retirement plans relating to health care payments and life insurance and the stock purchase plan are not guaranteed and are subject to immediate cancellation and/or amendment. These plans are predicated on future Company profit levels that will justify their continuance. Overall health care costs are also a factor in the level of benefits provided and continuance of these post-retirement plans. There are no vested rights under the post-retirement health or life insurance plans.

NOTE 11 - EMPLOYEE STOCK PLANS

In February 1996, the stockholders of the Company approved the Hancock Holding Company 1996 Long-Term Incentive Plan (the Plan) to provide incentives and awards for employees of the Company and its subsidiaries. Awards as defined in the Plan include, with limitations, stock options (including restricted stock options), restricted and performance shares, and performance stock awards, all on a stand-alone, combination or tandem basis. A total of 5,000,000 common shares can be granted under the Plan with an annual grant maximum of 1% of the Company's outstanding common stock (as reported for the fiscal year ending immediately prior to such plan year). The exercise price is equal to the market price on the date of grant, except for certain of those granted to major shareholders where the option price is 110% of the market price.

On December 14, 2000, options to purchase 85,300 shares were granted, of which 82,703 are exercisable at $35.00 per share and 2,597 are exercisable at $38.50 per share. Options totaling 82,703 are exercisable at a vesting rate of 25% per year on the anniversary date of grant and 2,597 are exercisable six months after the date of grant.

On December 21, 1999, options to purchase 86,526 shares were granted, of which 84,150 are exercisable at $38.25 per share and 2,376 are exercisable at $42.075 per share. Options totaling 84,150 are exercisable at a vesting rate of 25% per year on the anniversary date of grant and 2,376 are exercisable six months after the date of grant.

Following is a summary of the transactions:

	Number of Options Outstanding	Average Exercise Price Per Share	Exercise of Options Aggregate
Balance January 1, 1999	155,525	$ 49.25	$ 7,660,025
Granted	86,526	38.35	3,318,681
Cancelled	(1,775)	60.00	(106,500)
Balance December 31, 1999	240,276	45.25	10,872,206
Granted	85,300	35.11	2,994,590
Cancelled	(14,926)	46.01	(686,697)
Balance December 31, 2000	310,650	42.43	13,180,099
Granted	-	-	-
Exercised	(25)	35.00	(875)
Cancelled	(20,522)	(42.13)	(864,656)
Balance December 31, 2001	290,103	$ 42.45	$ 12,314,568

At December 31, 2001, options on 178,986 shares were exercisable at $38.25 to $60.00 per share, with a weighted average price of $45.68 per share. At December 31, 2000, options on 132,508 shares were exercisable at $38.25 to $60.00 per share, with a weighted average price of $48.76 per share. The weighted average remaining contractual life of options outstanding at December 31, 2001 was 6.73 years.

The Company has adopted the disclosure-only option under SFAS No. 123. The weighted average fair value of options granted during 2000 and 1999 was $10.20 and $12.20, respectively. Had compensation costs for the Company's stock options been determined based on the fair value at the grant date, consistent with the method under SFAS No. 123, the Company's net earnings and earnings per share would have been as indicated below

	Years Ended December 31,		
	2001	2000	1999
Net earnings available to common stockholders (in thousands):			
As reported	$ 39,255	$ 36,824	$ 31,710
Pro forma	38,845	36,390	31,496
Basic earnings per share:			
As reported	$ 3.55	$ 3.39	$ 2.91
Pro forma	3.51	3.35	2.89
Diluted earnings per share:			
As reported	$ 3.54	$ 3.39	$ 2.91
Pro forma	3.50	3.35	2.89

The fair value of the options granted under the Company's stock option plans during the years ended December 31, 2000 and 1999 was estimated using the Black-Scholes Pricing Model with the following assumptions used: dividend yield of 2.5% and 2.4%, expected volatility of 25% and 25%, risk-free interest rates of 5.3% and 6.2%, respectively and expected lives of 8 years in 2000, and 1999.

During 2001, the Company granted 325 restricted shares, which vest at the end of three years, and 100 restricted shares, which vest at the end of three years. During 2000, the Company granted 12,620 restricted shares, which vest at the end of three years. During 1999, the Company granted 434 restricted shares which vest at 12, 18 and 24 month intervals and 11,827 shares which vest at the end of three years. Vesting is contingent upon continued employment by the Company. On December 31, 2001, 23,468 of these restricted grants were not vested. The 2001 shares had respective market values of $38.68 and $42.45 at the dates of grant. The 2000 shares had respective market values of $32.00 and $35.00 at the dates of grant. The 1999 shares had respective market values of $38.25 and $42.075 at the dates of grant. Compensation expense related to restricted stock grants totaled $402,000 for 2001, $398,000 for 2000 and $630,000 for 1999. The remaining unearned compensation of $432,831 is being amortized over the life of the grants.

NOTE 12 – NET INCOME PER COMMON SHARE

Following is a summary of the information used in the computation of earnings per common share (in thousands).

	Years Ended December 31,		
	2001	2000	1999
Net earnings - used in computation of diluted earnings per common share	$ 39,255	$ 36,824	$ 31,710
Preferred dividend requirement	1,327	-	-
Net earnings available to common stockholders - used in computation of basic earnings per common share	$ 37,928	$ 36,824	$ 31,710
Weighted average number of common shares outstanding - used in computation of basic earnings per common share	10,697	10,860	10,887
Effect of dilutive securities			
Stock options	28	7	14
Convertible preferred stock	367	-	-
Weighted average number of common shares outstanding plus effect of dilutive securities - used in computation of diluted earnings per common share	11,092	10,867	10,901

NOTE 13 - DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate:

Cash, Short-Term Investments and Federal Funds Sold - For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

Securities - For securities, fair value equals quoted market price, if available. If a quoted market price is not available, a reasonable estimate of fair value is used.

Loans - The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans with the same remaining maturities would be made to borrowers with similar credit ratings.

Deposits - The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Securities Sold under Agreements to Repurchase – For these short-term liabilities, the carrying amount is a reasonable estimate of fair value.

Long-Term Notes - Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.

Commitments - The fair value of commitments to extend credit was not significant.

The estimated fair values of the Company's financial instruments were as follows (in thousands):

	December 31,			
	2001		2000	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash, interest-bearing deposits and federal funds sold	$ 265,241	$ 265,241	$ 193,257	$ 193,257
Securities available for sale	1,085,425	1,085,425	576,318	576,318
Securities held to maturity	287,370	292,650	417,777	418,612
Loans, net of unearned income	1,890,039	1,905,800	1,699,841	1,679,081
Less: allowance for loan losses	(34,417)	(34,417)	(28,604)	(28,604)
Loans, net	1,855,622	1,871,383	1,671,237	1,650,477
Financial liabilities:				
Deposits	$3,039,734	$3,063,900	$2,503,788	$2,506,762
Securities sold under agreements to repurchase	161,333	161,333	144,561	144,561
Long-term notes	51,606	50,500	2,177	2,177

NOTE 14 - OFF-BALANCE-SHEET RISK

In the normal course of business, the Company enters into financial instruments, such as commitments to extend credit and letters of credit, to meet the financing needs of its customers. Such instruments are not reflected in the accompanying consolidated financial statements until they are funded and involve, to varying degrees, elements of credit risk not reflected in the consolidated balance sheets. The contract amounts of these instruments reflect the Company's exposure to credit loss in the event of non-performance by the other party on whose behalf the instrument has been issued. The Company undertakes the same credit evaluation in making commitments and conditional obligations as it does for on-balance-sheet instruments and may require collateral or other credit support for off-balance-sheet financial instruments. These obligations are summarized below (in thousands):

	December 31,	
	2001	2000
Commitments to extend credit	$ 351,802	$ 380,051
Letters of credit	20,162	21,403

Approximately $206,415,000 and $218,000,000 of commitments to extend credit at December 31, 2001 and 2000, respectively, were at variable rates and the remainder were at fixed rates. A commitment to extend credit is an agreement to lend to a customer as long as the conditions established in the agreement have been satisfied. A commitment to extend credit generally has a fixed expiration date or other termination clauses and may require payment of a fee by the borrower. Since commitments often expire without being fully drawn, the total commitment amounts do not necessarily represent future cash requirements of the Company. The Company continually evaluates each customer's credit worthiness on a case-by-case basis. Occasionally, a credit evaluation of a customer requesting a commitment to extend credit results in the Company obtaining collateral to support the obligation.

Letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing a letter of credit is essentially the same as that involved in extending a loan.

NOTE 15 - CONTINGENCIES

The Company is party to various legal proceedings arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, all such matters are adequately covered by insurance or, if not so covered, are not expected to have a material adverse effect on the financial statements of the Company.

NOTE 16 - SUPPLEMENTAL INFORMATION

The following is selected supplemental information (in thousands):

	Years Ended December 31,		
	2001	2000	1999
Other service charges, commissions and fees:			
Trust fees	$ 6,454	$ 6,058	$ 4,445
Investment commissions and fees	3,406	3,295	3,328
Credit card income	2,734	2,762	2,654

	Years Ended December 31,		
	2001	2000	1999
Other non-interest expense:			
Postage	$ 3,540	$ 3,496	$ 3,857
Communication	4,310	4,102	4,692
Data processing	6,102	5,456	5,026
Professional fees	3,410	2,876	2,906
Taxes and licenses	2,593	2,326	2,401
Printing and supplies	1,882	1,349	2,459
Marketing	2,871	2,386	2,750

NOTE 17 - SEGMENT REPORTING

The Company's primary segments are geographically divided into the Mississippi (MS) and Louisiana (LA) markets. Each segment offers the same products and services but are managed separately due to different pricing, product demand and consumer markets. Both segments offer commercial, consumer and mortgage loans and deposit services. Following is selected information for the Company's segments (in thousands):

	Years Ended December 31,					
	2001		2000		1999	
	MS	LA	MS	LA	MS	LA
Interest income	$ 138,787	$ 90,255	$ 127,496	$ 87,060	$ 122,626	$ 80,366
Interest expense	66,867	37,404	61,046	37,019	53,171	30,945
Net interest income	71,920	52,851	66,450	50,041	69,455	49,421
Provision for loan losses	4,235	3,640	5,308	5,657	2,295	4,626
Non-interest income	27,108	21,691	22,341	25,325	21,728	19,866
Depreciation and amortization	5,344	2,857	4,954	2,884	5,013	2,474
Other non-interest expense	60,238	41,594	51,248	41,997	53,674	47,051
Earnings before income taxes	29,211	26,451	27,281	24,828	30,201	15,136
Income taxes	7,891	8,544	7,470	8,724	8,637	5,519
Net earnings	$ 21,320	$ 17,907	$ 19,811	$ 16,104	$ 21,564	$ 9,617

	At and For Years Ended December 31,		
	2001	2000	1999
Net Interest Income:			
MS	$ 71,920	$ 66,450	$ 69,455
LA	52,851	50,041	49,421
Other	8,737	6,205	4,837
Consolidated net interest income	$ 133,508	$ 122,696	$ 123,713
Net Earnings:			
MS	$ 21,320	$ 19,811	$ 21,564
LA	17,907	16,104	9,617
Other	28	909	529
Consolidated net earnings	$ 39,255	$ 36,824	$ 31,710
Assets:			
MS	$ 2,320,914	$ 1,847,203	$ 1,826,006
LA	1,442,919	1,284,735	1,216,238
Other	67,537	44,219	31,172
Intersegment	(151,525)	(162,727)	(81,542)
Consolidated assets	$ 3,679,845	$ 3,013,430	$ 2,991,874

Goodwill and core deposit intangibles assigned to the Mississippi segment totaled approximately $17.0 million at December 31, 2001. The related amortization was approximately $745,000 in 2001 and was not significant in 2000 or 1999. Goodwill assigned to the Louisiana segment totaled approximately $37.1 million at December 31, 2001 and $40.8 million December 31, 2000. The related goodwill amortization was approximately $3,605,000 in 2001, $3,760,000 in 2000 and $3,780,000 in 1999.

NOTE 18 - SUMMARIZED FINANCIAL INFORMATION OF HANCOCK HOLDING COMPANY (PARENT COMPANY ONLY)

Balance Sheets

	December 31,	
	2001	2000
Assets:		
Investment in subsidiaries	$ 401,732,003	$ 345,749,367
Due from subsidiaries and other assets	5,441,884	362,643
	$ 407,173,887	$ 346,112,010
Liabilities and Stockholders' Equity:		
Due to subsidiaries	$ -	$ 4,721,818
Other liabilities	2,557,180	-
Preferred stock	37,068,905	-
Common stockholders' equity	367,547,802	341,390,192
	$ 407,173,887	$ 346,112,010

Statements of Earnings

	Years Ended December 31,		
	2001	2000	1999
Dividends received from subsidiaries	$ 39,338,376	$ 17,636,385	$ 35,368,193
Equity in earnings of subsidiaries greater than (less than) dividends received	2,167,084	20,960,727	(1,914,920)
Net expenses	(2,340,320)	(1,873,532)	(1,823,036)
Income tax credit	90,000	100,000	79,833
Net earnings	39,255,140	36,823,580	31,710,070
Preferred dividends	(1,326,851)	-	-
Net earnings	$ 37,928,289	$ 36,823,580	$ 31,710,070

Statements of Cash Flows

	Years Ended December 31,		
	2001	2000	1999
Cash flows from operating activities - principally dividends received from subsidiaries	$ 33,442,016	$ 18,461,767	$ 36,868,702
Cash flows from investing activities - principally business acquisitions	(12,890,062)	-	(15,176,495)
Cash flows from financing activities:			
Dividends paid	(13,521,896)	(13,611,093)	(11,055,506)
Treasury stock transactions, net	(6,189,623)	(4,951,086)	(11,484,087)
Net cash used by financing activities	(19,711,519)	(18,562,179)	(22,539,593)
Net increase (decrease) in cash	840,435	(100,412)	(847,386)
Cash, beginning	176,496	276,908	1,124,294
Cash, ending	$ 1,016,931	$ 176,496	$ 276,908

Purpose

The purpose of this discussion and analysis is to focus on significant changes and events in the financial condition and results of operations of Hancock Holding Company and its subsidiaries during 2001 and selected prior periods. This discussion and analysis is intended to highlight and supplement data and information presented elsewhere in this report, including the preceding consolidated financial statements and related notes. Certain information relating to prior years has been reclassified to conform to the current year's presentation.

Forward-Looking Statements

Congress passed the Private Securities Litigation Act of 1995 in an effort to encourage corporations to provide information about a company's anticipated future financial performance. This act provides a safe harbor for such disclosure which protects the company from unwarranted litigation if actual results are different from management expectations. This discussion and analysis contains forward-looking statements and reflects management's current views and estimates of future economic circumstances, industry conditions, Company performance and financial results. These forward-looking statements are subject to a number of factors and uncertainties which could cause the Company's actual results and experience to differ from the anticipated results and expectations expressed in such forward-looking statements.

Summary

The Company reported net earnings of $39.3 million in 2001, an increase of $2.4 million, or 6.6%, from the $36.8 million earned in 2000. Basic earnings per common share was $3.55 in 2001, an increase of $0.16 from 2000's $3.39. The Company made one business acquisition in 2001 as detailed in Note 2 to the consolidated financial statements. The acquisition of Lamar Capital Corporation (Lamar) resulted in pre-tax merger-related costs of $670,000 in 2001. In addition, earnings in 2000 were favorably impacted by the sale of most of the Company's credit card portfolio in March of that year. The sale resulted in a pretax gain of $3.8 million. Table 1 compares net income and earnings per common share for 2001 and 2000, excluding the impact of the 2001's merger-related costs and 2000's credit card sale gain.

TABLE 1. EFFECT OF MERGER-RELATED COSTS AND CREDIT CARD SALE GAIN

(dollars in thousand, except per share data)	2001	2000
Net earnings including merger-related costs and credit card sale gain	$39,255	$36,824
Tax-effected merger-related costs	436	
Tax effected credit card sale gain		2,439
Net earnings excluding merger-related costs and credit card sale gain	$39,691	$34,385
Basic net earnings per common share including merger-related costs and credit card sale gain	$3.55	$3.39
Tax-effected merger-related costs	0.04	
Tax effected credit card sale gain		0.22
Basic net earnings per common share excluding merger-related costs and credit card sale gain	$3.59	$3.17

Excluding the impact of the aforementioned items in Table 1, net income of $39.7 million was $5.3 million, or 15%, higher than the $34.4 million earned in 2000. The key components of 2001's earnings performance follow:

- As indicated in Note 2 to the consolidated financial statements, the Company issued $37.1 million of convertible preferred stock, along with $14.2 million in cash, as payment for the acquisition of Lamar. The convertible preferred stock carries an 8% dividend, which resulted in preferred dividends of $1.327 million in 2001, reflecting an effective date of July 1, 2001 for the acquisition.

- Net interest income, on a tax-equivalent basis, increased $12.0 million, or 9%, from 2000 to 2001 due to the impact of the Lamar acquisition, as well as an overall increase in average earning assets of nearly $180 million excluding Lamar. The increase in average earning assets exclusive of Lamar was funded primarily with core interest-bearing transaction accounts. The net interest margin (TE) narrowed 20 basis points from 2000 to 2001 as earning assets yields fell faster than the Company's funding costs.
- Non-interest income, exclusive of 2000's credit card gain sale and securities transactions in 2000 & 2001, grew $5.6 million, or 12%, from 2000 to 2001. Approximately $2.1 million of this increase was related to Lamar. The remaining increase of $3.5 million was reflected primarily in service charges on deposit accounts and other income.
- Non-interest expense, exclusive of merger-related costs in 2001, increased $12.2 million, or 11%, from 2000 to 2001. Approximately $4.8 million of the increase from 2000 was due to Lamar. Excluding Lamar, the increase from 2000 was $7.3 million, or 6%.
- The Company provided $9.1 million for loan losses in 2001, compared to $12.6 million for 2000 – a reduction of $3.5 million, or 28%.

Loans and Allowance For Loan Losses

Average loans increased $182 million, or 11%, in 2001 compared to an increase of $156 million, or 11%, in 2000. Of the increase from 2000 of $182 million, all but approximately $78 million was related to the Lamar acquisition. Table 2 shows average loans for a three-year period.

TABLE 2. AVERAGE LOANS

(dollars in thousands)	2001		2000		1999	
Commercial & R.E. Loans	$883,913	50%	$791,157	50%	$675,091	47%
Mortgage loans	236,708	13%	212,904	13%	181,527	12%
Direct consumer loans	527,659	29%	471,585	29%	454,959	31%
Indirect consumer loans	144,279	8%	135,400	8%	143,509	10%
Total average loans (net of unearned)	$1,792,559	100%	$1,611,046	100%	$1,455,086	100%

Economic activity in the Company's primary markets both in Mississippi and Louisiana did experience ramifications from the decline in overall economic activity that began in the third quarter of 2001. As a result, the Company experienced an overall decline in loan growth that affected all loan categories with the exception of indirect consumer loans.

As indicated by Table 2, commercial and real estate loans increased $93 million, or 12%, from 2000. Included in this category are commercial real estate loans, which are secured by properties used in commercial or industrial operations. The Company originates commercial and real estate loans to a wide variety of customers in many different industries, and as such, no single industry concentrations existed at December 31, 2001.

Average mortgage loans of $236.7 million were $23.8 million, or 11%, higher in 2000. The majority of the growth in 2001 for this category was in retail mortgage loans. The Company originates both fixed-rate and adjustable-rate mortgage loans. Certain types of mortgage loans are sold in the secondary mortgage market, while the Banks retain other types. The Banks also originate home equity loans. This product offers customers the opportunity to leverage rising home prices and equity to obtain tax-advantaged consumer financing.

Direct consumer loans, which includes loans and revolving lines of credit made directly to consumers, were up $56.1 million, or 12%, from 2000. The Company also originates indirect consumer loans, which consist primarily of consumer loans originated through a third party such as an automobile dealer. Average indirect consumer loans of $144.3 million for 2001 were up $8.9 million, or 7%, from 2000. Included with both direct and indirect consumer loans are loans outstanding and originated by the Company's expanding finance company subsidiary, which increased approximately $8.5 million, or 33%, at December 31, 2001, compared to the subsidiary's outstanding loans on December 31, 2000.

A significant part of all of the aforementioned increases in average loans from 2000 to 2001 was due to the Lamar acquisition with the exception of indirect consumer loans and retail mortgage loans.

At December 31, 2001, the allowance for loan losses was $34.4 million, or 1.82%, of year-end loans, compared to $28.6 million, or 1.68%, of year-end loans for 2000. Loan loss allowances acquired in the Lamar acquisition totaled $8.3 million. Net charge-offs amounted to $11.6 million in 2001, as compared to $9.6 million in 2000. Of the $2.0 million increase from 2000, $2.5 million was related to the Lamar acquisition.

Overall, the allowance for loan losses was 199% of non-performing loans at year-end 2001, compared to 281% at year-end 2000. Management utilizes several quantitative methodologies for determining the adequacy of the allowance for loan losses and is of the opinion that the allowance at December 31, 2001 is adequate even after considering the current slowdown in the U.S. economy. Table 3 presents the activity in the allowance for loan losses over the past 5 years.

TABLE 3. SUMMARY OF ACTIVITY IN THE ALLOWANCE FOR LOAN LOSSES

(dollars in thousands)	2001	2000	1999	1998	1997
Balance at the beginning of year	$28,604	$25,713	$21,800	$21,000	$19,800
Reserves acquired in bank purchase and other	8,342	(147)	3,815	0	832
Provision for possible loan losses					
charged to operations	9,082	12,609	8,688	6,956	7,253
Loans charged to the allowance					
Commercial, real estate & mortgage	6,445	6,917	3,202	1,087	1,072
Direct and indirect consumer	6,324	4,084	6,769	6,043	7,141
Demand deposit accounts	3,529	2,718	2,230	1,792	2,174
Total	16,298	13,719	12,201	8,922	10,387
Recoveries of loans previously charged-off					
Commercial, real estate & mortgage	322	1,334	814	546	652
Direct and indirect consumer	2,026	1,174	1,670	1,155	1,530
Demand deposit accounts	2,339	1,640	1,127	1,065	1,320
Total	4,687	4,148	3,611	2,766	3,502
Net charge-offs	11,611	9,571	8,590	6,156	6,885
Balance at the end of year	$34,417	$28,604	$25,713	$21,800	$21,000
Ratios					
Gross charge-offs to average loans	0.91%	0.85%	0.84%	0.72%	0.86%
Recoveries to average loans	0.26%	0.26%	0.25%	0.22%	0.29%
Net charge-offs to average loans	0.65%	0.59%	0.59%	0.50%	0.57%
Allowance for loan losses to year end loans	1.82%	1.68%	1.67%	1.67%	1.72%

Non-performing assets consist of loans accounted for on a non-accrual basis, restructured loans and other real estate. Table 4 presents information related to non-performing assets for the five years ended December 31, 2001. Total non-performing assets at December 31, 2001 were $20.3 million, an increase of $8.7 million, or 74%, from December 31, 2000. This increase was due primarily to a small number of specific credits, many of which were related to the Lamar acquisition. Loans that are 90 days past due but still accruing were $12.6 million at December 31, 2001. This compares to $9.3 million at December 31, 2000. Efforts on the part of Management to reduce the levels of non-performing assets as well as past due loans will continue in 2002 as the Company focuses on this issue.

TABLE 4. NON-PERFORMING ASSETS

	December 31				
(dollars in thousands)	2001	2000	1999	1998	1997
Loans accounted for on a non-accrual basis	$17,328	$10,182	$6,901	$4,602	$3,898
Restructured loans	0	0	152	1,332	2,822
Total non-performing loans	17,328	10,182	7,053	5,934	6,720
Other real estate	3,003	1,492	1,616	2,245	2,358
Total non-performing assets	$20,331	$11,674	$8,669	$8,179	$9,078
Loans 90 days past due still accruing	$12,591	$9,277	$4,442	$2,907	$5,423
Ratios					
Non-performing assets to loans plus other real estate	1.07%	0.69%	0.56%	0.63%	0.74%
Allowance for loan losses to non-performing loans	199%	281%	365%	367%	313%
Loans 90 days past due still accruing to loans	0.67%	0.55%	0.29%	0.22%	0.44%

Investment Securities

The Company's investment in securities was $1.373 billion at December 31, 2001, compared to $.994 billion at December 31, 2000. Average investment securities were $1.220 billion for 2001 as compared to $1.091 billion for 2000. Of the $379 million increase from year-end 2000 to year-end 2001, approximately $200 million was related to the Lamar acquisition, while the remaining increase was due to a Management strategy of investing excess liquidity into the investment securities portfolio.

The Company generally purchases securities with a maturity schedule that provides ample liquidity. Certain securities have been classified as available for sale based on management's internal assessment of the portfolio after considering the Company's liquidity requirements and the portfolio's exposure to changes in market interest rates and prepayment activity. At December 31, 2001, the composition of the security portfolio was 79% classified as available for sale and 21% as held to maturity. At December 31, 2000, these relative percentages were 58% available for sale and 42% held to maturity.

The December 31, 2001 carrying value of the held-to-maturity portfolio was $287.4 million and the market value was $292.7 million. The available-for-sale portfolio was $1.085 billion at December 31, 2001. The vast majority of securities in the Bank's portfolio are fixed rate and there were no investments in securities of a single issuer, other than U.S. Treasury and U.S. Government agency securities and mortgage-backed securities issued or guaranteed by U.S. government agencies, that exceeded 10% of stockholder's equity. The Bank does not normally maintain a securities trading portfolio.

Deposits and Other Borrowings

Deposits increased to $3.040 billion at December 31, 2001 from $2.504 billion at December 31, 2000, an increase of $536 million, or more than 21%. Total average deposits increased by $342.4 million, or nearly 14%, from 2000 to 2001. Of the increase in year-end deposits from 2000 to 2001, approximately $320 million was related to the acquisition of Lamar. The remaining increase in year-end deposits of approximately $216 million occurred in the first half of 2001 and consisted mostly of core interest-bearing transaction deposits.

Over the course of 2001, the Company did experience disintermediation of time deposits into primarily, interest-bearing transaction accounts. This was due to the falling interest rate environment throughout 2001 and customer behavior that favored transaction accounts over time deposits. Exclusive of the Lamar acquisition, time deposits, which consisted mainly of certificates of deposits, decreased by over $71 million from January through December 2001. However, interest-bearing transaction accounts, which include NOW accounts, money market investment accounts and savings accounts, were up over $180 million for the same time period. In addition, non-interest-bearing deposits were up almost $60 million for the period January through December 2001. As previously mentioned, the vast majority of the aforementioned net growth occurred in the first half of 2001.

Borrowings consist primarily of purchases of federal funds, sales of securities under repurchase agreements and borrowings from the FHLB. In total, borrowings were up over $66 million from December 31, 2001 to December 31, 2001. Purchases of federal funds were down $1.4 million from year-end 2000 and stood at $.125 million at year-end 2001. Sales of securities under repurchase agreements increased $18.2 million from year-end 2000, while borrowings from the FHLB were up over $49.4 million. All of the increases in the FHLB borrowings were acquired via the acquisition of Lamar. The majority of the FHLB borrowings consist of two notes with maturities in 2008 and 2009. The average interest rate on the two notes is 4.54% and is fixed through 2002, after which time the FHLB can make annual elections to reset the rates to LIBOR plus .35%.

TABLE 5. AVERAGE DEPOSITS

(dollars in thousands)	2001		2000		1999	
Non-interest bearing demand deposits	$562,989	22%	$537,057	22%	$562,552	22%
NOW account deposits	195,079	9%	219,511	9%	234,231	9%
Money market deposits	619,000	19%	464,140	19%	462,724	18%
Savings deposits	298,024	12%	297,715	12%	325,306	13%
Time deposits	1,145,259	38%	959,493	38%	920,718	38%
Total average deposits	$2,820,351	100%	$2,477,916	100%	$2,505,531	100%

Liquidity

Liquidity management encompasses the Company's ability to ensure that funds are available to meet the cash flow requirements of depositors and borrowers, while also ensuring that the Company has adequate cash flow to meet it's various needs, including operating, strategic and capital. Without proper liquidity management, the Company would not be able to perform the primary function of a financial intermediary and would not be able to meet the needs of the communities in which it has a presence and serves. In addition, the parent holding company's principal source of liquidity is dividends from its subsidiary banks. Liquidity is required at the parent holding company level for the purpose of paying dividends to stockholders, servicing of any debt the Company may have, business combinations as well as general corporate expenses.

The asset portion of the balance sheet provides liquidity primarily through loan principal repayments, maturities of investment securities and occasional sales of various assets. Short-term investments such as federal funds sold, securities purchased under agreements to resell and maturing interest-bearing deposits with other banks are additional sources of liquidity funding.

The liability portion of the balance sheet provides liquidity through various customers' interest-bearing and non-interest-bearing deposit accounts. Purchases of federal funds, securities sold under agreements to repurchase and other short-term borrowings are additional sources of liquidity and represent the Company's incremental borrowing capacity. These sources of liquidity are short-term in nature and are used as necessary to fund asset growth and meet short-term liquidity needs. The Company's short-term borrowing capacity includes a line of credit with the Federal Home Loan Bank of over $230 million and borrowing capacity at the Federal Reserve's Discount Window in excess of $100 million.

Asset/Liability Management

The Company's net income is dependent on its net interest income. Net interest income is susceptible to interest rate risk to the degree that interest-bearing liabilities mature or reprice on a different basis than interest-earning assets. When interest-bearing liabilities mature or reprice more quickly than interest-earning assets in a given period, a significant increase in market rates of interest could adversely affect net interest income. Similarly, when interest-earning assets mature or reprice more quickly than interest-bearing liabilities, falling interest rates could result in a decrease in net income.

In an attempt to manage its exposure to changes in interest rates, the Asset/Liability Committee (ALCO) monitors the Company's interest rate risk. The Company's interest rate management policy is designed to produce a stable net interest margin in periods of interest rate fluctuations. Interest sensitive assets and liabilities are those that are subject to maturity or repricing within a given time period. Management also reviews the Company's securities portfolio, formulates investment strategies and oversees the timing and implementation of transactions to assure attainment of the Board's objectives in the most effective manner. Notwithstanding the Company's interest rate risk management activities, the potential for changing interest rates is an uncertainty that can have an adverse effect on net income.

In adjusting the Company's asset/liability position, the Board and Management attempt to manage the Company's interest rate risk while enhancing the net interest margin. At times, depending on the level of general interest rates, the relationship between long-term and short-term interest rates, market conditions and competitive factors, the Board and Management may determine to increase the Company's interest rate risk position somewhat in order to increase its net interest margin. The Company's results of operations and net portfolio values remain vulnerable to increases in interest rates and to fluctuations in the difference between long-term and short-term interest rates.

The Company also controls interest rate risk reductions by emphasizing non-certificate depositor accounts. The Board and management believe that such accounts carry a lower interest cost than certificate accounts and that a material portion of such accounts may be more resistant to changes in interest rates.

One approach used to quantify interest rate risk is the net portfolio value (NPV) analysis. NPV includes stockholders' equity of the Company as reported in the financial statements, adjusted for changes in the carrying value of investments, loans and certificates of deposit, when considering changes in market values on a pre-tax basis. In essence, this analysis calculates the difference between the present value of liabilities and the present value of expected cash flows from assets and off-balance sheet contracts. Table 6 presents an analysis of the Company's interest rate risk as measured by the estimated changes in NPV resulting from an instantaneous and sustained parallel shift in the yield curve (+ or - 300 basis points, measured in 100 basis point increments) at December 31, 2001. Table 6 indicates that the Company's level of NPV declines under rising and falling rates but does so to a lesser degree in a falling interest rate environment.

TABLE 6. NET PORTFOLIO VALUE AT RISK

	December 31, 2001		
Change in Interest Rates	Estimated NPV Amount	Estimated Increase (Decrease) in NPV Amount	Estimated Increase (Decrease) in NPV Percent
(basis points)	(amounts in thousands)		
- 300	$434,373	($36,758)	-7.8%
- 200	$441,260	($29,871)	-6.3%
- 100	$457,645	($13,486)	-2.9%
Stable	$471,131	-	-
+ 100	$452,313	($18,818)	-4.0%
+ 200	$430,429	($40,702)	-8.6%
+ 300	$405,815	($65,316)	-13.9%

Certain assumptions in assessing the interest rate risk were employed in preparing data for the Company included in the preceding table. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates and the market values of certain assets under the various interest rate scenarios. It was also assumed that delinquency rates will not change as a result of changes in interest rates, although there can be no assurance that this will be the case. Even if interest rates change in the designated amounts, there can be no assurance that the Company's assets and liabilities would perform as anticipated. In addition, a change in U. S. Treasury rates in the designated amounts accompanied by a change in the shape of the U. S. Treasury yield curve would cause significantly different changes to the NPV than indicated above.

As with any method of measuring interest rate risk, certain shortcomings are inherent in the methods of analysis presented. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable rate loans, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Finally, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase. The Company considers all of these factors in monitoring its exposure to interest rate risk.

The Company does not currently engage in any significant trading activities or the use of derivative instruments to control interest rate risk. Even though such activities are permitted with the approval of the Board of Directors, the Company does not intend to engage in a significant level of such activities in the immediate future.

Interest rate risk is the most significant market risk affecting the Company. Other types of market risk, such as foreign currency exchange rate risk and commodity price risk, do not arise in the normal course of the Company's business activities.

Capital Resources

Common stockholder's equity increased $26.2 million during 2001 and stood at $367.5 million at December 31, 2001. The increase from 2000 was due primarily to an increase in retained earnings, an increase in the unrealized gain on securities available for sale and partially offset an increase in treasury stock related to the execution of the Company's ongoing stock buyback program. Dividends paid by the Company to common stock shareholder's totaled $12.195 million, or $1.12 per common share. This represents an increase of $.12 per common share over 2000, exclusive of the $.25 per common share special dividend paid in December 2000.

As detailed in Note 7 to the financial statements, the Company issued $37.069 million of convertible preferred stock in connection with the acquisition of Lamar Capital Corporation on July1, 2001. Dividends paid to convertible preferred shareholder's totaled $1.327 million for 2001 and represent one half of the annual payment.

A strong capital position, which is vital to the continued profitability of the Company, also promotes depositor and investor confidence and provides a solid foundation for the future growth of the Company. Composite ratings by the respective regulatory authorities of the Company and the Banks establish minimum capital levels. Currently, the Company and the Banks are required to maintain minimum Tier 1 leverage ratios of at least 3%, subject to an increase up to 5%, depending on the composite rating. At December 31, 2001, the Company's and the Banks' capital balances were in excess of current regulatory minimum requirements. As indicated in Table 7 below, the regulatory capital ratios of the Company and the Banks far exceed the minimum required ratios, and the Banks have been categorized as "well capitalized" in the most recent notice received from their regulators.

The Company continued the execution of the common stock buyback program consisting of a repurchase of up to 10% of the Company's outstanding common stock. This program was announced in July 2000. Over the course of 2001, the Company purchased 152,303 shares of common stock at an aggregate price of $6.415 million, or approximately $42.12 per share. As of December 31, 2001, the total number of common shares purchased under the current stock buyback program was approximately 300,000, or 2.8%, of the outstanding common shares at June 30, 2000.

TABLE 7. RISK-BASED CAPITAL AND CAPITAL RATIOS

(dollars in thousands)	2001	2000	1999	1998	1997
Tier 1 regulatory capital	$345,965	$302,094	$279,659	$260,182	$259,900
Tier 2 regulatory capital	29,344	24,416	22,447	18,997	17,677
Total regulatory capital	$375,309	$326,510	$302,106	$279,179	$277,577
Risk-weighted assets	$2,347,508	$1,949,085	$1,792,515	$1,516,986	$1,362,261
Ratios					
Leverage (Tier 1 capital to average assets)	9.49%	10.24%	9.61%	9.50%	10.41%
Tier 1 capital to risk-weighted assets	14.74%	15.50%	15.60%	17.15%	19.08%
Total capital to risk-weighted assets	15.99%	16.75%	16.85%	18.40%	20.38%
Common stockholders' equity to total assets	9.99%	11.33%	10.38%	10.19%	11.37%
Tangible equity to total assets	8.52%	9.98%	8.89%	9.25%	10.24%

Results of Operations

Net Interest Income

Net interest income (TE) of $140.9 million was recorded for the year 2001, an increase of $12.0 million, or 9%, from 2000. The increase in 2001 followed a decrease of $.4 million, or .3%, from 1999 to 2000. The factors contributing to the changes in net interest income for the 2001, 2000 and 1999 are presented in Tables 8 and 9. Table 8 is an analysis of the components of the Company's average balance sheets, level of interest income and expense and the resulting earning asset yields and liability rates. Table 9 breaks down the overall changes in the level of net interest income into rate and volume components. Net interest income (TE) in 2001 was impacted by three major factors: the Lamar acquisition, an increase in average earning assets unrelated to Lamar and an overall narrowing of the net interest margin (TE).

Of the nearly $12.0 million increase in net interest income (TE) from 2000 to 2001, approximately $6.4 million was related to the acquisition of Lamar Capital Corporation and the inclusion of their operations beginning on July 1, 2001.

Average earning assets, exclusive of the Lamar acquisition, increased $180 million from 2000 to 2001. The higher earning asset level was invested in the Company's security portfolio and was funded primarily by an increase in interest-bearing transaction deposits, and to a lesser extent, non-interest-bearing transaction deposits.

The Company's net interest margin (TE) for 2001 was 4.50%, a decrease of 20 basis points from the 4.70% recorded in 2000. The earning asset yield (TE) narrowed 39 basis points from 8.13% in 2000 to 7.74%. The Company's loan yield decreased 20 basis points from 2000, while the yield on the securities portfolio was down a total of 44 basis points. The yield on short-term investments decreased 150 basis points. All of the aforementioned declines in earning asset yield were related to the overall reduction in the interest rate environment that occurred in 2001. In all, the Federal Reserve reduced short-term interest rates by 475 basis points over the course of 2001. The Company's total cost of funds fell 19 basis points, while the cost of interest-bearing deposits fell 27 basis points from 2000 to 2001. Within interest-bearing deposits, the cost of interest-bearing transaction deposits fell 60 basis points as the Company aggressively reduced the cost of savings accounts, NOW accounts and money market investment accounts. The cost of time deposits was down 3 basis points from 2000.

Provision For Loan Losses

The provision for loan losses was $9.1 million for 2001, a decrease of $3.5 million from 2000's level of $12.6 million. Net charge-offs increased $2.0 million from 2000 to 2001 and were $11.6 million for 2001. Of the increase from 2000, $2.5 million was related to the Lamar acquisition and was applied directly against the allowance for loan losses of $8.3 million acquired as part of the acquisition. The Company's allowance for loan losses as a percent of period-end loans was 1.82% at December 31, 2001, an increase of 14 basis points from the 1.68% at December 31, 2000.

Non-Interest Income

Table 10 presents a three-year analysis of the components of non-interest income. Overall, non-interest income of $54.3 million was reported in 2001, as compared to $52.5 million for 2000. In March 2000, the Company sold the majority of its credit card portfolio for a pretax gain of $3.8 million. Excluding the credit card sale gain in 2000, as well as insignificant levels of security transactions in both years, non-interest income for 2001 was $54.3 million, compared to $48.7 million for 2000. This represented an increase of $5.6 million, or 12%, from 2000. Of that increase, approximately $2.1 million was related to the Lamar acquisition.

Significant increases in non-interest income from 2000 were reflected in service charges on deposit accounts, trust fees, secondary mortgage market gains and other income. Insignificant changes were reflected in credit card income (primarily merchant discount fees, and insurance and investment fees.

Inclusive of the impact of Lamar, service charges on deposit accounts increased $3.2 million, or 12%, from 2000 to 2001. Service charge income related to Lamar and return item fees comprised the vast majority of this increase. Trust fees were $.4 million, or 7%, higher in 2001 and was the result of ongoing efforts to build and expand Trust relationships. Fees related to the retention of mortgage servicing rights were $1.4 million in 2001. Beginning in second quarter 2001, the Company, through its wholly owned subsidiary, Hancock Mortgage Company, began selling 85% to 90% of certain residential mortgage loans originated by that subsidiary in the secondary market to investors where the servicing rights are retained. Other fees and income was $904,000, or 21%, higher in 2001. ATM fees were down $277,000 and largely consist of surcharges on foreign (non-Hancock) cardholders that utilize Hancock-owned ATM machines.

TABLE 8. SUMMARY OF AVERAGE BALANCE SHEETS
NET INTEREST INCOME (TE) & INTEREST RATES

(dollars in thousands)	2001			2000			1999		
	Average Balance	Interest	Rate	Average Balance	Interest	Rate	Average Balance	Interest	Rate
ASSETS									
EARNING ASSETS									
Loans (TE)	$1,792,559	$164,183	9.16%	$1,611,046	$150,857	9.36%	$1,455,086	$134,113	9.22%
U.S. Treasury securities	53,930	3,023	5.61%	98,704	5,494	5.57%	180,480	10,059	5.57%
U.S. agency securities	447,525	24,564	5.49%	373,295	21,819	5.85%	420,214	25,175	5.99%
CMOs	338,511	19,428	5.74%	264,207	16,740	6.34%	269,427	17,053	6.33%
Mortgage-backed securities	130,122	8,251	6.34%	136,879	9,313	6.80%	165,291	10,016	6.06%
Obligations of states and political subdivisions (TE)	218,196	15,700	7.20%	196,518	14,429	7.34%	195,861	14,417	7.36%
FHLB stock and other corporate securities	31,790	1,869	5.88%	20,955	2,057	9.81%	20,698	1,204	5.81%
Total investment in securities	1,220,074	72,835	5.97%	1,090,558	69,852	6.41%	1,251,971	77,924	6.22%
Federal funds sold and short-term investments	119,832	5,285	4.41%	42,672	2,523	5.91%	28,845	1,300	4.50%
Total earning assets (TE)	3,132,465	$242,303	7.74%	2,744,276	$223,232	8.13%	2,735,902	$213,337	7.80%
NON-EARNING ASSETS									
Other assets	316,066			276,287			294,232		
Allowance for loan losses	(32,487)			(26,591)			(23,939)		
Total assets	$3,416,044			$2,993,972			$3,006,195		
LIABILITIES, PREFERRED STOCK AND COMMON STOCKHOLDERS' EQUITY									
INTEREST-BEARING LIABILITIES									
Interest-bearing transaction deposits	$902,582	$24,206	2.68%	$829,760	$27,190	3.28%	$843,535	$24,232	2.87%
Time deposits	1,020,249	56,821	5.57%	875,627	49,056	5.60%	841,942	42,554	5.05%
Public funds	334,531	13,498	4.03%	235,472	10,302	4.37%	257,502	10,023	3.89%
Total interest-bearing deposits	2,257,362	94,525	4.19%	1,940,859	86,548	4.46%	1,942,979	76,809	3.95%
Customer repurchase agreements	159,511	5,241	3.29%	157,633	7,024	4.46%	136,255	5,387	3.95%
Other interest-bearing liabilities	34,421	1,596	4.64%	10,533	679	6.44%	34,700	1,765	5.09%
Total interest-bearing liabilities	2,451,294	101,362	4.14%	2,109,025	94,251	4.47%	2,113,934	83,961	3.97%
NON-INTEREST BEARING LIABILITIES, PREFERRED STOCK AND COMMON STOCKHOLDERS' EQUITY									
Demand deposits	562,989			537,057			562,552		
Other liabilities	25,931			22,382			20,855		
Preferred stockholders' equity	16,733			-			-		
Common stockholders' equity	359,097			325,508			308,854		
Total liabilities, preferred stock & common stockholders' equity	$3,416,044		3.24%	$2,993,972		3.43%	$3,006,195		3.07%
Net interest income and margin (TE)		$140,941	4.50%		$128,981	4.70%		$129,375	4.73%
Net earning assets and spread	$681,171		3.60%	$635,251		3.67%	$621,968		3.83%

TABLE 9. SUMMARY OF CHANGES IN NET INTEREST INCOME (TE)

(dollars in thousands)	2001 Compared to 2000			2000 Compared to 1999		
	Due to Change in		Total Increase	Due to Change in		Total Increase
	Volume	Rate	(Decrease)	Volume	Rate	(Decrease)
INTEREST INCOME (TE)						
Loans	$13,963	($638)	$13,325	$13,608	$3,136	$16,744
U.S. Treasury securities	(2,510)	39	(2,471)	(4,552)	(13)	(4,565)
U.S. agency securities	2,271	474	2,745	(2,755)	(601)	(3,356)
CMOs	2,210	477	2,687	(296)	(17)	(313)
Mortgage-backed securities	(444)	(619)	(1,063)	(528)	(175)	(703)
Obligations of states and political subdivisions (TE)	716	555	1,271	8	4	12
FHLB stock and other corporate securities	823	(1,010)	(187)	15	838	853
Total investment in securities	3,066	(84)	2,982	(8,108)	36	(8,072)
Federal funds and short-term investments	3,545	(782)	2,763	741	482	1,223
Total interest income (TE)	$20,574	($1,504)	$19,070	$6,241	$3,654	$9,895
INTEREST EXPENSE						
Interest-bearing transaction deposits	($2,245)	$5,229	$2,984	($402)	$3,360	$2,958
Time deposits	(8,054)	292	(7,762)	1,753	4,749	6,502
Public Funds	(4,050)	853	(3,197)	(900)	1,179	279
Total interest-bearing deposits	(14,349)	6,374	(7,975)	451	9,288	9,739
Customer repurchase agreements	(83)	1,866	1,783	905	733	1,638
Other interest-bearing liabilities	(1,155)	237	(918)	(1,466)	378	(1,088)
Total interest expense	($15,587)	$8,477	($7,110)	($110)	$10,399	$10,289
Change in net interest income (TE)	$4,987	$6,973	$11,960	$6,351	($6,745)	($394)

TABLE 10. NON-INTEREST INCOME

(dollars in thousands)	2001	% change	2000	% change	1999
Service charges on deposit accounts	$30,408	12%	$27,180	9%	$24,979
Trust income	6,454	7%	6,058	36%	4,445
Insurance & investment sales commissions	4,811	0%	4,835	5%	4,613
Credit card income	2,734	-1%	2,762	4%	2,654
ATM fees	3,259	-8%	3,536	7%	3,319
Servicing rights gains	1,431		-		-
Other fees and income	5,229	21%	4,324	-22%	5,535
Total other non-interest income	54,326	12%	48,695	7%	45,545
Gain on sale of credit cards	-		3,753		-
Securities transactions	18		3		67
Total non-interest income	$54,344	4%	$52,451	15%	$45,612

Non-Interest Expense

Expense control continues to be an important strategic focus of the Company. The significance and magnitude of that focus resulted in non-interest expense declining by $5.5 million, or 5%, from 1999 to 2000. Expense control efforts continued in 2001 unabated, although the reported results were significantly impacted by the Lamar acquisition. Non-interest expense increased $12.8 million, or 12%, from 2000's level of $108.8 million to $121.7 million in 2001. Merger-related costs of $670,000 associated with the Lamar acquisition, approximately $4.8 million of non-interest expenses related to the acquired operations of Lamar, as well as $593,000 of core deposit amortization created by the acquisition of Lamar impacted the reported totals for non-interest expense overall. Excluding the aforementioned non-interest expense items related to Lamar, non-interest expense in 2001 was $6.8 million, or 6%, higher than 2000. Table11 further details the changes in non-interest expense.

TABLE 11. NON-INTEREST EXPENSE

(dollars in thousands)	2001	% change	2000	% change	1999
Employee compensation	$54,524	12%	$48,660	-3%	$50,402
Employee benefits	13,098	24%	10,526	-6%	11,194
Total personnel expense	67,622	14%	59,186	-4%	61,596
Equipment and data processing expense	13,962	1%	13,779	-5%	14,565
Net occupancy expense	8,148	14%	7,135	-2%	7,268
Postage and communications	7,850	3%	7,598	-11%	8,549
Ad valorem and franchise taxes	2,593	11%	2,326	-3%	2,401
Legal and professional services	3,410	19%	2,876	-1%	2,906
Stationery and supplies	1,882	40%	1,349	-45%	2,459
Amortization of intangible assets	4,349	16%	3,756	-1%	3,775
Advertising	2,871	20%	2,386	-13%	2,750
Deposit insurance and regulatory fees	879	10%	802	18%	681
Training expenses	407	4%	390	-17%	470
Other expense	7,679	6%	7,235	5%	6,920
Total non-interest expense	121,652	12%	108,818	-5%	114,340
Less items included above related to Lamar:					
Merger-related costs	670		-		-
Higher intangible amortization	593		-		-
Non-interest expenses related to operations	4,821		-		-
Total non-interest expense	$115,568	6%	$108,818	-5%	$114,340

Patriotism,

the American work ethic,

and the freedom

to choose one's destiny

keep this country

strong and united.



Hancock Holding Company

We're Here For You.

Corporate Information

Annual Meeting
The annual meeting of stockholders will be held at 5:30 p.m., Thursday, February 28, 2002, One Hancock Plaza, Gulfport, Mississippi.

Corporate Offices

One Hancock Plaza
2510 14th Street, Gulfport
(228) 868-4744
1-800-522-6542

Affiliate Banks and Companies

Hancock Bank
Hancock Bank of Louisiana
Hancock Mortgage Corporation
Harrison Finance Company
Hancock Investment Services, Inc.
Hancock Insurance Agency
Harrison Life Insurance Company

Common Stock
The company's common and preferred stock is traded on the NASDAQ Market System under the symbol: HBHC (common) quoted under HancHd and HBHCP (preferred). The current NASDAQ market makers are:

Archipelago, L.L.C.
Herzog, Heine, Geduld, Inc.
Keefe, Bruyette & Woods, Inc.
Morgan Keegan & Company, Inc.
SunTrust Robinson Humphrey
Schwab Capital Markets
Sherwood Securities Corporation
Spear, Leeds & Kellogg
Sterne, Agee & Leach, Inc.
Stifel, Nicolaus & Company, Inc.

Stockholder Information
Stockholders seeking information concerning their shares or dividends can call the Transfer Agent at (228) 868-4572, fax at (228) 871-6339 or write:

Hancock Bank
Corporate Trust Services
Post Office Box 4019
Gulfport, MS 39502-4019

Dividend Reinvestment Plan
The plan allows certain Hancock Holding Company stockholders to reinvest their dividend in Hancock Holding Company common stock. The plan also permits those participating to buy additional shares with optional cash payments. Full details about the plan are available by calling (228) 868-4572 or write:

Hancock Bank
Corporate Trust Services
Post Office Box 4019
Gulfport, MS 39502-4019

Cash Dividend Direct Deposit
Stockholders may elect to have their Hancock Holding Company dividend directly deposited into a checking, savings, or money market account. This service provides a safe, convenient method of receiving dividends and is offered at no cost to stockholders. To obtain more information and an enrollment form call (228) 868-4572 or write:

Hancock Bank
Corporate Trust Services
Post Office Box 4019
Gulfport, MS 39502-4019

Financial Information
Copies of Hancock Holding Company financial reports, including the Annual Report to the Securities and Exchange Commission on Form 10-K, are available without charge upon request to:

George A. Schloegel,
Vice Chairman & CEO
Hancock Holding Company
Post Office Box 4019
Gulfport, MS 39502-4019

or viewed on the company web-site:

www.hancockbank.com.

Earnings releases may be requested by calling 1-800-401-7631.

Quilt featured on the cover was quilted by Zoe L. Bretzuis-Bowers of Bay St. Louis, Mississippi.

Notes



HANCOCK HOLDING COMPANY

One Hancock Plaza • Post Office Box 4019 • Gulfport, Mississippi 39502

www.hancockbank.com